DOWNLOAD FORMATTING INSTRUCTIONS FOR CORRECT PAGINATION:
     PAGE SETUP: .5"TOP, .5"BOTTOM, .5"LEFT, .5"RIGHT
     TYPE: COURIER NEW, 10pt except where otherwise noted within the text

BEGIN PAGE AT "START"
























This space intentionally left blank.

START************************************************************************


                   U. S. SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                  Form 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                            SMALL BUSINESS ISSUERS

       Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                           NEVADA STAR RESOURCE CORP.
              (Name of Small Business Issuer in its charter)


State of Washington                                        98-0155690
(State or other jurisdiction                           (I.R.S. Employer
of incorporation or organization)                      Identification No.)

10735 Stone Avenue North
Seattle, WA                                                   98133
(Address of principal executive offices)                    (Zip Code)

                                 (206) 367-2525
               (Issuer's telephone number, including area code)

Securities to be registered under Section 12(b) of the Act:      None

Title of each class                Name of each exchange on which each
to be so registered                class is to be registered

       None                                 None


Securities registered under Section 12(g) of the Act:

                      Common Stock,
                           (Title of class)








This space intentionally left blank.









*****************************************************************************

Submission page 1 of 82

                            NEVADA STAR RESOURCE CORP.
                                    FORM 10 SB


DESCRIPTION                                                SUBMISSION PAGE

PART I

ITEM 1  DESCRIPTION OF BUSINESS                                     3
ITEM 2  MANAGEMENT'S DISCUSSION AND ANALYSIS OR
        PLAN OF OPERATION                                           4
ITEM 3  DESCRIPTION OF PROPERTY                                     6
ITEM 4  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
        OWNERS AND MANAGEMENT                                      17
ITEM 5  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
        AND CONTROL PERSONS                                        18
ITEM 6  EXECUTIVE COMPENSATION                                     19
ITEM 7  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS             19
ITEM 8  DESCRIPTION OF SECURITIES                                  20

PART II

ITEM 1  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
        COMMON EQUITY AND OTHER SHAREHOLDER MATTERS                21
ITEM 2  LEGAL PROCEEDINGS                                          21
ITEM 3  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS              21
ITEM 4  RECENT SALES OF UNREGISTERED SECURITIES                    22
ITEM 5  INDEMNIFICATION OF DIRECTORS AND OFFICERS                  23

PART F/S                                                           24

PART III

ITEM 1  INDEX TO EXHIBITS                                          53
ITEM 2  DESCRIPTION OF EXHIBITS                                    53

SIGNATURES                                                         54

EXHIBIT EX-3.(i)                                                   55

EXHIBIT EX-3.(ii)                                                  56

EXHIBIT EX-3.(iii)                                                 75

EXHIBIT EX-21                                                      81

EXHIBIT EX-27                                                      82














Submission page 2 of 82

                            NEVADA STAR RESOURCE CORP.
                                    FORM 10 SB

                                      PART I


ITEM 1.      DESCRIPTION OF  BUSINESS

Nevada Star Resource Corp.. (together with its subsidiaries, "NSR" or the "Company"), is engaged in the business of acquiring, exploring and developing mineral properties, primarily those containing copper, gold, silver and associated base and precious metals. All of the Company's properties are currently in the exploration stage, which is in the stage of determining feasibility for development. No reserves have been identified on any of the NSR properties.

The Company was incorporated under the laws of the Company Act of British Columbia, Canada on April 29, 1987. On June 17, 1998 the Company was continued into the Yukon under Section 190 of the Yukon Business Corporation Act. The Company conducts its operations through its wholly-owned subsidiaries, Nevada Star Resource Corp. (U.S.), a Nevada corporation and Nevada Star Resource de Mexico, S.A. de C.V., a wholly-owned subsidiary of Nevada Star Resource Corp. (U.S.). The Company's executive offices are located at 10735 Stone Avenue North, Seattle, WA 98133, Tel. (206) 367-2525. Unless otherwise noted, all dollar amounts are quoted in Canadian Dollars.


Employees


At December 31, 1998, the Company had one full-time employee. NSR relies primarily upon the use of consultants to accomplish its exploration activities. The Company's employee is not subject to a union labor contract or collective bargaining agreement. None of the Company's executive officers are employed full-time by the Company. Management services are provided on an "as-needed" basis.


Competition


There is aggressive competition within the minerals industry to discover and acquire properties considered to have commercial potential. The Company competes for the opportunity to participate in promising exploration projects with other entities, many of which have greater resources than the Company. In addition, the Company competes with others in efforts to obtain financing to explore and develop mineral properties.


Government Regulation and Environmental Concerns.


The Company is committed to complying and, to its knowledge, is in compliance with all governmental and environmental regulations. Permits from a variety of regulatory authorities are required for many aspects of mine operation and reclamation. The Company cannot predict the extent to which future legislation and regulation could cause additional expense, capital expenditures, restrictions, and delays in the development of the Company's U.S. properties, including those with respect to unpatented mining claims.

Submission page 3 of 82

                            NEVADA STAR RESOURCE CORP.
                                    FORM 10 SB

The Company's activities are not only subject to extensive federal, state and local regulations controlling the mining of and exploration for mineral properties, but also the possible effects of such activities upon the environment. Future legislation and regulations could cause additional expense, capital expenditures, restrictions and delays in the development of the Company's properties, the extent of which cannot be predicted. Also, as discussed above, permits from a variety of regulatory authorities are required for many aspects of mine operation and reclamation. In the context of environmental permitting, including the approval of reclamation plans, the Company must comply with know standards, existing laws and regulations that may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. The Company is not presently aware of any specific material environmental constraint affecting its properties that would preclude the economic development or operation of any specific property.

If the Company becomes more active on its U.S. properties, it is reasonable to expect that compliance with environmental regulations will increase costs to the Company. Such compliance may include feasibility studies on the surface impact of the Company's proposed operations; costs associated with minimizing surface impact; water treatment and protection; reclamation activities, including rehabilitation of various sites; on-going efforts at alleviating the mining impact on wildlife; and permits or bonds as may be required to ensure the Company's compliance with applicable regulations. It is possible that the costs and delays associated with such compliance could become so prohibitive that the Company may decide to not proceed with exploration, development, or mining operations on any of its mineral properties.

Offshore Regulation.

The Company is aware of comparable environmental regulation in offshore counties where it operates. The Company is committed to full compliance with the regulations and has engaged legal counsel in Mexico who will, in part, assist the Company to assure compliance.

The Company is prepared to engage additional professionals, if necessary, to ensure regulatory compliance but in the near term expects its activities to require minimal regulatory oversight. If the Company expends the scope of its activities in the future it is reasonable to expect expenditures on compliance to rise. Based upon the experience of other companies with which the Company is familiar, management believes the costs of environmental regulation offshore will be somewhat lower than costs typical in the United States.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION. Plan of Operation

NSR's plan of operation for the next twelve months will consist of property maintenance and exploration work on its properties in the Milford District in Beaver County, Utah and its Alaska Nickel-Platinum-Copper property. The Company is currently negotiating joint-venture or lease-option agreements with unaffiliated third parties on its La Cienega, Yaqui Placer and Gold Hill properties.

Submission page 4 of 82

                            NEVADA STAR RESOURCE CORP.
                                    FORM 10 SB


The Company anticipates that it will utilize the services of independent consultants to accomplish its maintenance and exploration work and therefore does not anticipate that there will be a significant increase in the number of employees.

In order to meet its cash requirements for the nest twelve months NSR will be required to raise additional funds. The Company expects to accomplish this through the sale of additional equity.

Although the Company intends to aggressively seek to acquire additional exploration properties of merit, at the present time the Company has no specific current plans, arrangements, agreements or undertakings to acquire any additional exploration properties.


Year 2000 Issues


Throughout the information technology industry, the use of two-digit fields was common practice in the design of hardware, systems software proprietary applications and system interfaces. The Year 2000 problem is pervasive and complex. The issue is whether computer systems will properly recognize date sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail.

The Company recognizes the need to ensure its operations will not be adversely impacted by Year 2000 software failures and has assessed Year 2000 risks. This assessment has included the identification of necessary changes to computer hardware and software applications that will attempt to ensure availability and integrity of the Company's information systems and the reliability of its financial and operational systems.

The Company has reviewed its financial, information and operational systems in order to identify those products, services or systems that are not Year 2000 compliant. As a result of this review, the Company has determined that only nominal modification or replacement of certain information systems may be required to ensure that the Company will be Year 2000 compliant. These modifications and replacements are being, and will continue to be, made in conjunction with the Company's overall systems upgrading. The total cost of these Year 2000 compliance activities is not anticipated to be material to the Company's financial position or its results of operations

Based on available information, the Company does not believe any material exposure to significant business interruption exists as a result of Year 2000 compliance issues. These costs and the timing in which the Company plans to complete its Year 2000 modifications are based on management's best estimates. However, there can be no assurance that the Company will timely identify and remediate all significant Year 2000 problems, that remedial efforts will involve significant time and expense, or that such problems will not have a material adverse effect on the Company's business, results of operations or financial position.




Submission page 5 of 82

                            NEVADA STAR RESOURCE CORP.
                                    FORM 10 SB


The Company also faces risk to the extent that its vendors, service providers and others with whom the Company transacts business may not comply with Year 2000 requirements. The Company will initiate formal communications with significant borrowers, vendors and service providers to determine the extent to which the Company is vulnerable to these third parties failure to remediate their own Year 2000 issues. In the event any such third parties are not Year 2000 compliant, the Company's results of operations could be materially adversely affected.


ITEM 3.     DESCRIPTION OF PROPERTY.


MILFORD DISTRICT

Property Location and Accessibility

The Milford District property consists of 55 patented mining claims, 232 unpatented mining claims, five Utah State leases, and 93 acres of fee land, aggregating approximately 8,200 acres. The Company has two exploration targets in the district, the Cortex and OK properties.

The property lies within approximately10 miles northwest of the town of Milford in Beaver County, Utah. Milford has a population of 1,200 and is a major division point on the Union Pacific Railroad. Milford has typical facilities for a town of its size. NSR owns a railroad spur right of way 9 miles east of the property where sulfuric acid can be received and trucked to the property, where copper cathodes can be loaded and shipped to market. Electric power adequate to service the processing facility is available 5 miles from the property.

The property can be accessed from Milford by traveling 4 miles west-northwest on Utah State Highway 21, then 6 miles north-northwest on a graveled county-maintained road. Access is excellent year round.

The property lies at an elevation of 5,000 to 6,200 ft. in moderately rugged hills surrounded by alluvial pediment. Climate is typical of the Great
Basin: temperatures range from 0(F to 100(F, with average highs in the summer of 80(F; lows in the summer of 50(F; average highs in winter of 40(F; and average lows in winter of 25(F. Precipitation averages 10 inches annually with approximately 50% coming as snow.

History

The Milford district was organized in 1872 but had only small and intermittent production prior to 1962. Most of the early production was from the Old Hickory tungsten mine and the Montreal iron mine. The pre-1962 production had a total value of less than $3 million.

Early in the 1960's a group of former US Steel geologists recognized that copper in this district was intimately associated with magnetite. An extensive ground magnetic survey of the district showed several strong magnetic anomalies, most of them buried beneath alluvium. Subsequent drilling demonstrated that most of the anomalies were associated with significant copper deposits.


Submission page 6 of 82

                            NEVADA STAR RESOURCE CORP.
                                    FORM 10 SB

Several companies partially mined the deposits delineated by the drilling. These deposits included the Bawana deposit, located on ground presently controlled by other parties, and the Hidden Treasure and Maria deposits, now optioned to Nevada Star. A flotation plant was constructed to process the ores and later and acid leach circuit was added. The copper concentrate and cement copper produced from the leaching process was sold to copper smelters for final processing.

According to NSR, the OK property was mined and, according to published figures, produced 900,000 tons of copper ore grading 1.25% copper from 1967 until 1974. The ore was processed at the Essex mill, located 3 miles west-northwest of Milford. The mill was a combination flotation and acid vat leach facility sized at 850 tons per day, built to process OK intrusion-hosted ores as well as skarn ores from the Cortex property. Production from the entire district is reported as 22,300 tons of copper contained in 2,010,000 tons of ore grading 1.59% Cu..

The property lay idle until the early 1990s, when Cortex acquired the Hidden Treasure Mine and deposit, Maria mine and deposit, Copper Ranch deposit, and surrounding ground. Cortex conducted confirmation drilling on the Copper Ranch deposit and did extensive sampling and metallurgical test work on the Maria deposit. The copper appears to be acid leachable in the Maria ores. Cortex agreed in late 1997 to sell the property to Nevada Star rather than develop it itself.

The OK properties lay idle until the early 1990's when Centurion acquired the OK Mine and surrounding ground and conducted confirmation drilling on the OK mine. The program also drilled eastward along trend defining additional copper mineralization in the vicinity of the Mary I mine about one mile to the east. Centurion decided in late 1997 to option the property to NSR rather than develop it.

Geology

Much of the geologic work and geologic interpretations done in the district were conducted by Peter Joraleman in the 1970's and reported in Copper Resources of the Rocky District, Beaver County, Utah, 1980, prepared for the Toledo Mining company. Much of the discussion given below is from his report and augmented by more recent data compiled by NSR and MDA.

The Milford district lies within an east-trending belt of altered granite to diorite intrusives. Mineralization is dated at Cretaceous through late
Tertiary.   Regional controls on mineralization are thought to be deep-seated crustal structures. The area is on the eastern leading edge of a Late Mesozoic to Early Tertiary Sevier thrust system with the mountains comprising the hanging wall of the eastern Mineral Mountains complex. The Mineral Mountains complex consists of thick Palezoic through mid-Mesozoic carbonate and clastic rocks. Geology of the Milford district is structurally complex, as it has been subjected to compression and later extension from the Mesozoic Period through the Tertiary Period.

Oligocene volcanic rocks consisting of andesite flows and pyroclastic rocks were extruded over much of the area, and these rocks were then intruded by a series of Oligocene rocks related to the Mineral Mountain batholith.


Submission page 7 of 82

                            NEVADA STAR RESOURCE CORP.
                                    FORM 10 SB

The Southern corner of the project is underlain by a fine to medium-grained grondiorite stock composed of plagioclase, quartz, and biotite with minor orthoclase, hornblende, and magnetite. there are also small outcrops of quartz monzonite of the Rocky Mountain Stock.

To the north and northeast of the OK mine, there are several altered porphyritic dikes which contain abundant magnetite and chalcopyrite within a zone of disseminated and vein-controlled mineralization. Two small outcrops of quartz monzonite occur west of the OK within the volcanic rocks.

Mineralization

     Mineral Deposit Descriptions

Copper deposits in the Milford district occur as four distinct types:

Type 1 copper deposits occur in pipe-shaped deposits entirely contained in silicified quartz monzonite or granodiorite; the best example of this is the OK deposit. Nearby on trend is the Mary I deposit which is similar though less silicified. Chalcopyrite and bornite occur with minor molybedenite. About 75% of the sulfide minerals have been oxidized to tenorite, chrysocolla, malachite and azurite. Gold and silver are present, but are not of economic significance when acid leaching is used to recover the copper.

This type 1 deposit is known to occur only on the OK property. The OK deposit has been explored with nearly 200 holes drilled by several operators from 1964 until 1997. The OK deposit is approximately 1,200 ft. long, averages 100 ft. wide, and has been delineated by drilling to a depth of up to 500 ft. Preliminary pit designs by NSR take the pit to a depth of 400 ft.

The Mary I deposit has been explored with approximately 50 drill holes. The deposit, as presently defined, is 600 ft. long, 150 ft. wide and has been delineated by drilling to a depth of 150 ft.. These deposits have been delineated on approximately 100 ft. spacing or closer though the deposit is not completely drilled out.

Type 2 copper deposits occur in bodies of garnet-magnetite skarn adjacent to quartz monzonite. These deposits form elongated tabular zones of irregular orientation. Deposits of this type include the Hidden Treasure, Maria, and Copper Ranch deposits. These deposits are not as continuous as Type I and require closer drill hole spacing.

Type 3 deposits consist of remobilized copper occurring in sediments and associated with calcite. Currently the Sunrise deposit is the only known example of this type. The Sunrise deposit is not related to skarn mineralization, and is low in magnetite. The Sunrise deposit occurs partly on Cortex property and partly on claims controlled by others.

Type 4 deposits, which are of no apparent economic importance, are iron deposits consisting of magnetic skarn with no associated copper.








Submission page 8 of 82

                            NEVADA STAR RESOURCE CORP.
                                    FORM 10 SB

Feasibility Study

In 1998 NSR commissioned a feasibility study to evaluate the Company's properties in the Milford District. Three independent engineering companies evaluated the property. The Company spent approximately $800,000 on the studies including data confirmation, ore reserve calculation, pit design, metallurgical test work, engineering studies and capital cost estimation. The feasibility study concludes that "open pit mining, acid leaching and solvent extraction-electrowinning can produce LME grade A cathode copper at the property and provide positive economic returns at sale prices above $0.75 per pound copper.

The Company plans to continue property maintenance and exploration during 1999, but will not commence plant construction or mine development until the price of copper improves and the status of the resource can be upgraded from mineralization to reserves.

Terms of Acquisition

By an agreement dated November 7, 1997 between the Company and Centurion Mines Corporation (the "Vendor"), the Company will purchase copper properties in four townships in Beaver County, Utah. Consideration will be the issuance of 2 million common shares of the Company over five years. The vendor also retains a 12% net profits interest to apply to all copper production coming from any claims. Deferred exploration and development expenditures of $597,003 have been incurred to date by the Company on the property.

By an agreement dated November 4, 1997 between the Company and Cortex Mining & Exploration Co. Inc. (the "CME"), the Company will purchase mining claims in Beaver County, Utah. Consideration will be 2 million common shares of the Company issued in two tranches: one million shares upon closing and another one million upon the Company's successful completion of a favourable feasibility study or upon commencement of commercial production. The CME also retains a 2% net smelter return royalty which will not exceed 3 million dollars (U.S.) in aggregate. The Company will also grant to Cortex one million warrants for the Company's common shares, price at $1.00 U.S. per share.

A finder's fee of 225,000 shares at a deemed price of $0.65 CDN. is payable.

EAGLE (RIO YAQUI) PROPERTY

Property Location and Availbility

The Yaqui placer gold property is located in southeastern Sonora State, Mexico, about 160 kilometers east-southeast of Hermosillo, the state capital and the main supply and trading centre in the State. The property consists of the Eagle, Eagle I, Eagle II and Yaqui I claims comprising 392 hectares
(Has) or approximately 944 acres.








Submission page 9 of 82

                            NEVADA STAR RESOURCE CORP.
                                    FORM 10 SB


Nevada Star Resource Corp. (Nevada) obtained an option through an agreement dated October 29, 1992 as amended March 16, 1993 between Nevada and Monty D. Moore whereby Nevada obtained an option to acquire a 100% interest, subject to a 2% net smelter return royalty, in certain placer gold concessions situated in Mexico known as the Eagle Property. Consideration is $95,000 (U.S.) as reimbursement of the vendor's costs and issuance of 200,000 shares of Nevada in four equal stages, of which 50,000 shares were issued upon Vancouver Stock Exchange acceptance for filing on March 30, 1993. Further issuance's are based on completion of phased work programs and filing of acceptable engineering reports recommending additional work on the property. This Phase One report details work in the form of three testing programs, carried out on the property during June 1992 and October 1993.

The Eagle property on the Yaqui River, is located in a very extensive gold-bearing gravel district comprising the deposits from ancient and recent Yaqui River systems. Widespread areas of hand mining operations by generations of Gambusinos is evidence of the potential profitability of the gravels. Practically no well engineered modern mining methods or equipment have been used and the deposits are still largely intact. The property is cut by and nearly half surrounded by, the Yaqui River in its southward course from the Sierra Madre Mountains to the Gulf of California. Hydroelectric power dams lie along the Yaqui River and a major transmission line passes near the property. A branch substation which taps the major line is located on the property.

Access to the claims is by good, paved, two land highway (No. 16) from Hermosillo to the Yaqui River and then by desert road two kilometers to the property.

Physiographically the property is in the Sierras and Llanurus Province, the strip of basin and range structure which separates the Sierra Madre Mountains from the main Sonora Desert to the west.

Because of the location of the property at the intersection of a main highway and a major river, the Eagle property has been provided with excellent access and hydroelectric power available for hookup in the immediate area where mining, if proven feasible, will probably commence.

Previous Work

In the general area of the Eagle property there is much evidence of ancient mining, including old abandoned Spanish communities and mine structures as, for example at El Aguaje. Mining activity dates back more than two hundred years and most of this activity has been by labor-intensive methods. Extensive areas of hand mining by Gambusinos can be seen, evidenced by thousands of hand-dug shafts and the associated waste piles, throughout the district and on the property. Gambusinos are still actively working the placer gravels of the Yaqui River system by the traditional hand methods








Submission page 10 of 82

                            NEVADA STAR RESOURCE CORP.
                                    FORM 10 SB


Geology

     Regional Setting

Evidence of three periods of Yaqui River development are represented in the general. The earliest, assumed to be of early Tertiary age, is represented by gold-bearing, well-indurated conglomerate gravels which are conspicuously displayed to the north and east of the property.

The second Yaqui River development, possible of middle to late Tertiary age, is the source of most of the terrace deposits in the broad river valley system. Development of this broad river valley with its extensive gravel deposits, was the product of a very long period. Several of these remnant terraces exist upstream from the Eagle property .

The third Yaqui River development is represented by the present river, which
has      cut below the base of the earlier valleys and lies in a much narrower valley. The modern valley winds along the earlier (middle or late Tertiary valley) in a general way, but in places leaves it for several kilometers to cut a new channel through bedrock before re-entering the old valley.

     Property Setting

The large area of alluvial gravels that comprises the Eagle property is situated on the eastern side of the earlier (middle to late Teriary) Yaqui valley, immediately west of a point where the present Yaqui valley leaves the old valley and cuts its way through a bedrock canyon for several kilometers on its southward course. These departures of the modern river from the old valley were probable caused by major northeast-southwest faulting at the time of the modern river development.

The Eagle property gravels and the terrace deposit gravels 10 to 20 km north are all well rounded and are made up primarily of granitic and volcanic rocks, quartzites and quartz boulders, cobbles and gravel. The gravels and the accompanying flattened gold are products of a collection process that is regional in size and has been through at least two periods of valley development during geologic time, hence, the widespread presence of gold values throughout all the gravels in the Yaqui River system.

Whereas the terrace deposits ten to twenty kilometers upstream are completely non-bedded, heterogeneous mixtures of silts, sands, gravels, cobbles and boulders that were deposited from a flooding river, the deposits on the Eagle property have a crude bedding. This indicates that although the main gravel beds are not significantly different than the terrace deposits to the north, there has been some reworking of the gravels on the property.

It seems likely that the reason such a hugh reserve of gravel has been preserved on the Eagle property is that when the faulting occurred that forced the river to cut a new canyon in bedrock, the property area was the downthrown side of the fault.





Submission page 11 of 82

                            NEVADA STAR RESOURCE CORP.
                                    FORM 10 SB


Terms of Acquisition

By a Letter of Agreement dated October 29, 1992 (as amended) the Company may earn a 100% interest (subject to a 2% net smelter returns royalty) in the rights to extract gold from mining claims known as Eagle, Eagle I, Eagle II, and Yaqui located in the Soyopa and Onaves mining districts, State of Sonora, Mexico. Consideration consists of:

* a cash payment of $95,500 U.S. for reimbursement of the vendor's out-of-pocket costs, payable on the earliest occurrence of the following events:
(1) the Company completing a $1,000,000 financing, (2) the first positive cash flow being generated from the project, or (3) no later than July 31, 1997. (Paid)

* the issuance of 200,000 shares of the Company's capital stock as follows:
50,000 shares upon the acceptance of the Agreement by regulatory authorities (issued in fiscal 1994) and 50,000 shares each at the time of filing of the next three engineers' reports recommending work programs of minimum $25,000 U.S. each on the project. The first work program was completed in fiscal 1995 and 50,000 shares were issued.


LA CIENEGA

Property Location And Access

     The camp at la Cienega is located about 90 miles south of the Arizona border in the State of Sonora, Mexico. The nearest accessible border town, Nogales, Arizona, is about two and one half hours by well graded and paved roads.

     Trincheras, the nearest town, is about 50 kilometers away over a well graded dirt road. The nearest railroad and telephone are also here. The largest nearby city is Caborca about 75 kilometers northwest. It has a population of approximately 50,000 people.

     The area is Sonoran desert and the rainfall averages less than 10 inches per year. Day time summer temperatures are well over 110 degrees F and this heat is a major cause of decreased efficiency.

     The area is without electrical service, potable water, sewage disposal, telephones, grocery or fuel stores. The nearest supply center of any size is Caborca about one hour away.

     The camp is a collection of trailers that has been set up near an old ranch building. An old arrastrar and several concrete tanks and wells are central to the camp site. A dug well about 30 feet deep with 5 feet of water has been set up with a gasoline pump near the well. After several attempts at priming, the pump will deliver about 300 gallons to the concrete pond before sucking air. Several hours are required for recovery. the well needs cleaning and deepening.





Submission page 12 of 82

                            NEVADA STAR RESOURCE CORP.
                                    FORM 10 SB


Terms of Acquisition

By an agreement dated February 28, 1994 between the Company and Pacific Rainier de Mexico ("PRM"), the Company can earn a 90% interest in mining claims known as the Rainier 1 through Rainier 6 located in the Golden Triangle District, State of Sonora, Mexico. Consideration will be repayment of substantiated costs of $913,099 U.S. expended by PRM on the property, and the issuance of 1,400,000 shares of the Company when a mine is developed and commences production provided that an independent valuation report confirms a net present value (net of all costs and previous consideration) for the 90% interest of at least $1,190,000 CDN. This is a non-arm's length transaction. The out-of-pocket costs of $913,099 U.S. were settled by the issuance of a two-year convertible debenture bearing interest at 6% and convertible at $0.85 CDN. per share in the first year and at $0.98 CDN. per share in the second year. Exchange in the conversion is fixed at $1.40 CDN. for $1.00 U.S. The debenture was converted into 1,596,215 shares at $0.85 CDN. per share.

A letter of intent was signed February 16, 1994 with K.L.S. Enviro Resources Inc. (formerly K.L.S. Gold Mining Company ("KLS")) to form a joint venture with the Company to explore and develop the Rainier (La Cienega) Property and the Eagle (Rio Yaqui) claims. KLS was to have earned a 55% interest in the properties by spending a minimum of $1,000,000 U.S. on exploration of the properties over the next 21/2 years.

In 1995, the agreement with KLS was renegotiated. Under the terms of the new agreement, KLS will earn a 50% interest in the Rainier (La Cienega) Property. The Eagle (Rio Yaqui) claims have been excluded from this new agreement. To earn this interest, KLS must pay to PRM $90,000 U.S. in holding costs, one-half in cash and one-half in KLS stock. In addition, KLS must pay $120,000 U.S. of the total $150,000 U.S. advance royalty owing on the Ryan Lode project should the pre-feasibility study prove positive. The Company will be required to pay the remaining $30,000 U.S. at this time. Upon payment of the $120,000 U.S. for the Ryan Lode Project and payment of the $90,000 U.S. to PRM, KLS will have earned its 50% interest in the Rainier (La Cienega) Property claims.

The Company paid the costs of the pre-feasibility study on the Ryan Lode Project of $117,218 CDN.

KLS did not complete their portion of the agreement to this point, consequently they lost their interest in the Rainier (La Cienega) property.

Deferred exploration and development expenditures of $ 327,656 have been incurred to date by the Company on the property.

The Company owns 100% right, title and interest in and to Mineral Concession #199518 La Esperanza within the Rainier II claim, Sonora State of Mexico.
The property was acquired on June 6, 1994 by issuing 100,000 shares of the Company (deemed value $80,000), payment of $9,809 U.S. cash and the retention by Edward Ingham of a 2% net smelter return.





Submission page 13 of 82

                            NEVADA STAR RESOURCE CORP.
                                    FORM 10 SB


The Company owns 100% right, title and interest in and to Mineral Concession #199397 La Japonesa within the Rainier I claim, Sonora State of Mexico. The property was acquired on June 6, 1994 by issuing 100,000 shares of the Company (deemed value $80,000), payment of $8,649 U.S. cash and the retention by Donald Randolph of a 2% net smelter return.


GOLD HILL

Nevada Star Resources has recently optioned the Gold Hill property in Nye County, Nevada. The property is located six miles north of the Round Mountain Gold Mine, about 48 miles northeast of Tonapah, Nevada. Claims acquired from Mr. Manly include 53 unpatented claims and in addition, NSR claimed, and is in the process of filing, an additional 54 unpatented claims. The option agreement has been reviewed, there has been a preliminary title search, and a subcontractor to Mine Development Associates (MDA) helped stake the claim.

     Nevada Star Resources (NSR) requested that Mine Development Associates
(MDA) conduct a resource and reserve evaluation on the Gold Hill Project, Nye County, Nevada for Nevada Star's due diligent and to define a work program. The property is located about six miles north of Round Mountain, Nevada. The Round Mountain Mine is presently producing 420,000 ounces of gold per year and has a reserve or eight million ounces.

The Gold Hill property consists of 104 unpatented claims (3 placer and 101 lode) of which 53 were optioned from Mr. Buzz Manley of Beatty, Nevada in April, 1995. Fifty-four claims were staked by NSR but are presently held under a different name. Since that time NSR has been accumulating data, reviewing the data and geology, and has performed a resource and reserve analysis on the Gold Hill gold deposit. The object of the work was to define the needs of the project for the next phase of work.

Production in the 1930's showed a sharp increase in the Round Mountain district, principally reflecting production from the Gold Hill Mine. There was also some sporadic production between 1950 and 1964. Total production at Gold Hill was $987,000 at $35 per ounce or about 28,000 ounces. Others report production of over 34,000 ounces of gold and 200,00 ounces of silver. Grades are estimated to have been about 0.3 oz Au/ton. All of this production came from the Gold Hill vein and to a lesser extent associated veins.

Gold Hill had been controlled for the last decade by the Round Mountain Gold Company, a joint venture of Echo Bay Mining, Homestake and Case Pomeroy.
They have conducted extensive exploration including surface mapping, geochemistry (rock, soil vegetation), geophysics (resistivity, gravity, and IP), and a structural evaluation. Their work culminated in drilling, metallurgical test work, and a resource and reserve evaluation. In 1988, they defined a mineral inventory of 3.1 million tons grading 0.05 oz Au/ton at
0.025 oz Au/ton cutoff.. The mineralization is not economic to develop at current gold prices.





Submission page 14 of 82

                            NEVADA STAR RESOURCE CORP.
                                    FORM 10 SB


The host rocks at Gold Hill are densely welded rhyolite tuff of the Mount Jefferson Caldera. The Mount Jefferson tuff lies over the Moores Creek tuff which in turn lies over the Round Mountain tuff, the host of the Round Mountain mine. These Tertiary volcanic rocks overlie a volcanic mega-breccia that in turn overlies Paleozoic mestasediments. The Mount Jefferson Tuff has been broken down by previous workers (principally L. McMasters of Homestake) into the upper gray tuff and maroon upper tuff. There also exist quartz latite dikes, a crystal tuff which may be a part of the Mount Jefferson tuff, lithic tuffs, waterlain tuff and Tertiary conglomerates. Though these units were mapped by McMasters, they were not evident in the log RVC or Core. MDA feels that if the resource is to be well-defined, these unites must be distinguished and separated for recognition of the structure in the areas. The youngest rock in the area is the Quaternary-Tertiary pediments. These units are generally composed of cobbles of the younger maroon tuff and are always completely barren.

The alteration in the area ranges from non-existent to propylitic to argillic to advanced argillic to silicified. It appears that the gold mineralization is related to both quartz veining in argillized rock and silicification. The principal feature in the area is the Gold Hill vein and its sub-parallel veins. These all strike N75(W and dip variably but steeply. In general, the veins dip southerly near the surface but dip back to the north at depth. These veins are banded quartz, but can also be composed of crushed quartz and rhyolite. These veins branch and coalesce and where two period of veining intersect, higher-grade pods generally exist. The two period of quartz mineralization are younger, grayer, dense and banded chalcedonic quartz which contains gold of generally higher grades. The Silver vein, part of the later mineralization, is lower-grade, dips steeply to the north at the surface and intersects the Gold Hill vein at about 300 to 400 ft in depth. Where these veins intersect they produce high-grades of gold and silver. The entire zone is up to 400 ft wide and is 1,500 ft long, extending from beyond the range front fault on the west (where it remains open) to near Toquima shaft on the east. The mineralization extends to the west of the range front fault where one hole hit about 80 ft of about 0.11 Au/ton.

     Structurally, the area is difficult to define due to the lack of distinct lithologic units. Aside from the prominent N75(W mineralized structure there are north-trending basin and range faults that drop the stratigraphy to the west. The general dip of the units is difficult to determine but McMaster (oral comm., 1995) claims that they dip westerly. Mineralization which is apparently stratigraphically-controlled suggests a southwest dip. Previous workers have recognized two styles of mineralization; near vertical structurally-controlled mineralization, including veining, and shallow-dipping strata-bound mineralization.

     The principal mineralization is the Gold Hill and associated veins. These were exploited starting in the 1930's. The vein width averages several feet and had sharp contacts with the wall rock. In other areas, the material can best be described as a stockwork or sheeted zone filled with quartz veinlets. It is difficult to further define the mineralization with the available information, though it is believed to also be disseminated at least in part. In several locations low-temperature banded silica was encountered which may represent at-surface deposits. These are generally barren of precious metal mineralization. The mineralization is found in both advance argillic rock as well as silicified material.

Submission page 15 of 82

                            NEVADA STAR RESOURCE CORP.
                                    FORM 10 SB


Terms of Acquisition

By an amended agreement dated September 26, 1997 between the Company and Everett L. Manley (the "Vendor"), the Company has an option to purchase 53 mining claims in the Round Mountain Mining District, Nye County, Nevada located four miles north of Round Mountain in consideration of $1,010,000 U.S. over 101/2 years. As at May 31, 1998, the Company has paid $130,000 U.S. to the Vendors.

By an agreement dated December 4, 1997 between the Company and Hagel Augen. Hagel Augen will earn a 75% working interest in the Gold Hill Property. Hagel Augen is committed to the following payments and investments on the property:

* a cash payment of $10,000 U.S. (paid) upon execution of the agreement.

* a cash payment of $43,000 U.S. (paid) within 90 days of execution of the agreement.

* a cash investment of $447,000 U.S. in the property which includes year 1998 property maintenance payments on or before December 31, 1998.

* a cash investment of $500,000 U.S. in the property which includes year 1999 property maintenance payments on or before December 31, 1999.

* a cash investment of $500,000 U.S. in the property which includes year 2000 property maintenance payments on or before December 31, 2000.

* a cash investment of $500,000 U.S. in the property which includes year 2001 property maintenance payments on or before December 31, 2001.

* a cash investment of $500,000 U.S. in the property which includes year 2002 property maintenance payments on or before December 31, 2002.

* a cash investment of $500,000 U.S. in the property which includes year 2003 property maintenance payments on or before December 31, 2003.

ALASKA NICKEL-PLATINUM-COPPER PROPERTY

Nevada Star has recently acquired approximately 8,000 acres of mining claims in the Nicolai nickel-platinum-copper belt in the southern Alaska Range of Alaska. The Company recently completed a geological mapping and sampling program on its claims and is awaiting results of the samples and reports from its consulting geologists before planning its next program of exploration. The program may include a $120,000 aeromagnetic-EM survey over the claims to better define the mineralized trends.










Submission page 16 of 82

                            NEVADA STAR RESOURCE CORP.
                                    FORM 10 SB

ITEM 4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) Security Ownership of certain beneficial owners

The following table sets forth information regarding any person known to the Company to be the beneficial owner of more than five percent of any class of the Company's voting securities.

(1)          (2)                         (3)                      (4)
Title of     Name and Address            Amount and Nature of     Percent
Class        of Beneficial Owner         Beneficial Ownership     of Class
-----------  -------------------------  ------------------------  ---------
Common       Monty D. Moore (1)               3,534,247(2)          13.95%
             10735 Stone Ave.
             Seattle, WA 98133
Common       Grand Central Silver Mines,
             Inc.                             2,000,000               7.9%
             862 South 500 West St.
             Salt Lake City, Utah 84110
Common       Robert Angrisano                 2,145,000               8.5%
             2533 - 226th Pl. NE
             Redmond, WA 98053

(1) Includes 713,550 shares owned by Pacific Rainier, Inc. a Corporation controlled by Mr. Moore
(2) Does not include options expiring March, 12, 1999 to acquire 115,040 shares of Common Stock at a price of $0.55 per share or options expiring November 20, 1999 to acquire 330,855 shares of Common Stock at a price of $0.49 per share

b) Security ownership of management

The following table sets forth certain information as of February 23, 1999 regarding the number and percentage of shares of common Stock of the Company or any of its parents or subsidiaries beneficially owned (as such term is defined in Rule 13d-3 under the Exchange Act) by each director, each of the named executive officers and directors and officers as a group

(1)           (2)                       (3)                       (4)
Title of      Name and Address          Amount and Nature of      Percent
Class         of Beneficial Owner       Beneficial Ownership      of Class
-----------  -------------------------  ------------------------  ---------
Common         Monty D. Moore            3,534,297(1) (2)          13.9%
Common         Richard W. Graeme           100,000                  0.4%
Common         Stuart Havenstrite `        226,349                  0.9%
Common         Richard S. Havenstrite      110,000(3)               0.4%
Common         Robert Angrisano          2,145,000                  8.45%
Common         Kevin Weaver                 13,500                  0.05%
Common         Total of all officers
               and directors
               (9 individuals):          6,129,146(4)              24.2%



Submission page 17 of 82

                            NEVADA STAR RESOURCE CORP.
                                    FORM 10 SB

(1) Includes 713,550 shares owned by Pacific Rainier, Inc. a Corporation controlled by Mr. Moore
(2) Does not include options expiring March, 12, 1999 to acquire 115,040 shares of Common Stock at a price of $0.55 per share or options expiring November 20, 1999 to acquire 330,855 shares of Common Stock at a price of $0.49 per share.
(3) Does not include options expiring November 20, 1999 to acquire 100,000 shares of common stock at a price of $0.49 per share.
(4) Does not include options held by two directors expiring March 12, 1999 to acquire a total of 100 shares of Common Stock at a price of $0.55 per share.

(c) Changes in Control

There are no arrangements known to the Registrant the operation of which may at a subsequent time result in the change of control of the Registrant.

ITEM 5.     DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Name                      Age  Office with the Company   Appointed to Office
------------------------  ---  -----------------------   -------------------
Monty D. Moore             62   Director and President           1993

Richard W. Graeme          56   Director

Stuart Havenstrite         66   Director

Richard S. Havenstrite     40   Director                         1998

Robert Angrisano           44   Director                         1999

Barry Nimetz               60   Director                         1995

Kevin Weaver                    Director

Beverly J. Bullock          49  Secretary


Monty D. Moore has been the President and a Director of the Company since 1993. Since 1971 Mr. Moore has been the owner and President of Pacific Rainier Roofing, Inc., Seattle, Washington. Mr. Moore is a member of the Northwest Mining Association.

Richard W. Graeme, a Director of the Company, is graduated from the University of Arizona with a Bachelor of Science Degree with a major in Geological Engineering. From 1996 to the present Mr. Graeme has been the Vice-president of Operations for Golden Queen Mining Company, Mojave, California. Mr. Graeme's responsibilities have included permitting and bringing the Soledad Mountain project into production. From 1993 to 1996 Mr. Graeme was employed as an Engineer by Mine Development Associates, Reno Nevada. Mr. Graeme is a member of the American Institute of Mining, Metallurgical and Petroleum Engineers ("AIME").



Submission page 18 of 82

                            NEVADA STAR RESOURCE CORP.
                                    FORM 10 SB

Stuart Havenstrite, a Director of the Company, has been the owner and sole employee of HMS Company, a geological and management company located in Sandy, Utah. Mr. Havenstrite is graduated from Stanford University with a B.S. Degree in Geology. Mr. Havenmstrite is a member of AIME. Mr. Havenstrite is the father of Rick Havenstrite.

Rick Havenstrite, a Director of the Company, has been the Manager of the Company's OK copper project since joining the Company in 1997. From 1996 until joining the Company Mr. Havenstrite was the Vice-President of Operations for Centurion Mines Corporation and the manager of the OK copper project. From 1992-1996 Mr. Havenstrite was employed by Arimetco, Inc. as the General Manager of the Yerington Project. Mr. Havenstrite was responsible for permitting, geology, engineering, construction and operation of this 15 million ton per year low grade SX/EW copper project. Mr. Havenstrite, a member of AIME is graduated from the University of Nevada, Reno with a B.A. Degree in Mine Engineering.

Barry Nimetz, a Director of the Company since 1995, has been employed by Industry Canada since 1982. Mr. Nimetz is currently Senior Project manager. His primary duties in such position are the negotiation of international investment agreements

Kevin Weaver, a Director of the Company since 1995, is a land developer and since 1992 has been the President of Songhees Retirement Park and Seicam Management, Victoria, Canada..

Robert Angrisano, a Director of the Company, is graduated from Portland State University with a degree in business. Mr. Angrisano has been employed by Microsoft Corp. since 1993. Mr. Angrisano is currently the Director of Technology for Microsoft.

Beverly J. Bullock, the Corporate Secretary, has been the owner of VanWest Administrative Services, Ltd., Surrey, B.C. since 1991. VanWest provides administrative consulting services to private and public companies.

ITEM 6.     EXECUTIVE COMPENSATION.

The Chief Executive Officer of the Company receives no compensation for his services rendered to the Company.

ITEM 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Monty Moore, a shareholder, officer and director has made advances to the Company which were outstanding in whole or in part at the year ended August 31, 1998 in the amount of $CDN 718,606. There have been no other ransactions or series of transactions, or proposed transactions during the last two years to which the registrant is a party in which any director, nominee for election as a director, executive officer or beneficial owner of five percent or more of the registrants common stock, or any member of the immediate family of the foregoing had or is to have a direct or indirect material interest exceeding $60,000.






Submission page 19 of 82

                            NEVADA STAR RESOURCE CORP.
                                    FORM 10 SB


ITEM 8.     DESCRIPTION OF SECURITIES.

Common Stock

The Company is authorized to issue one hundred million (100,000,000) shares of its no par value Common Stock. There are presently 25,331,679 shares issued and outstanding held by approximately 90 shareholders of record.

All shares of Common Stock are equal to each other with respect to voting, liquidation, dividend and other rights. Owners of shares of Common Stock are entitled to one vote for each share of Common Stock owned at any Shareholders' meeting. Holders of shares of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor; and upon liquidation, are entitled to participate pro rata in a distribution of assets available for such a distribution to Shareholders. There are no conversion, preemptive, or other subscription rights or privileges with respect to any shares. The Common Stock of the Company does not cumulative voting rights which means that the holders of more than fifty percent (50%) of the shares voting in an election of directors may elect all of the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent (50%) would not be able to elect any directors.

Stock Options

At the end of the last fiscal quarter (November 30, 1998), the following stock options were outstanding.

Expiration Date               Exercise Price               Number of Shares
--------------------------   ---------------              ------------------
December 12, 1998                 0.22                       150,000*
March 12, 1999                    0.55                       215,040
November 20, 1999                 0.64                       430,855
July 20, 2000                     0.49                       358,065

* expired unexercised
</table

Share Purchase Warants

At the end of the last fiscal quarter (November 30, 1998), the following share purchase warrants were outstanding

Expiration Date               Exercise Price               Number of Shares
--------------------------   ---------------              ------------------
February 19, 1999             $ 0.057 per share               1,000,000*
February 15, 2000    Year 1 - $ 0.55  per share               1,013,418
                     Year 2 - $ 0.70  per share
June 4, 2000                  $ 1.00 per share                1,000,000

* expired unexercised

Submission page 20 of 82

                            NEVADA STAR RESOURCE CORP.
                                    FORM 10 SB

                                       PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

The Common Stock of the Company is traded on the Vancouver Stock exchange under the symbol "NEV". The following table shows the high and low sales prices for the Common Stock during each quarter since January 1, 1996. The sales prices are set forth in Canadian dollars. At February 16, 1999 the U.S. dollar equivalent as quoted in the Wall Street Journal was $.6691.

Calendar Year                          High Closing    Low Closing
------------------------------------   -------------   ------------
1996:
First Quarter (January 1- March 31)         .75            .32
Second Quarter                              .75            .43
Third Quarter                               .65            .40
Fourth Quarter                              .58            .36

1997:
First Quarter                               .64            .37
Second Quarter                              .52            .30
Third Quarter                               .60            .23
Fourth Quarter                              .66            .45

1998:
First Quarter                               .70            .26
Second Quarter                              .52            .27
Third Quarter                               .43            .20
Fourth Quarter                              .30            .11

1999     At February 17                     .15            .15

As of December 31, 1998 there were approximately 90 shareholders of record of the Company's common stock..

The Company has never paid any dividends and does not anticipate the payment of dividends in the foreseeable future.

ITEM 2.     LEGAL PROCEEDINGS.

Neither the Registrant not its property is a party to or the subject of any pending legal proceeding or any contemplated proceeding of a governmental authority.

ITEM 3.     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

During the Registrant's two most recent fiscal years and any later interim periods neither the principal accountant nor a significant subsidiary's independent accountant on whom the principal accountant expressed reliance in its report, resigned (or declined to stand for re-election) or was dismissed.





Submission page 21 of 82

                            NEVADA STAR RESOURCE CORP.
                                    FORM 10 SB


ITEM 4.     RECENT SALES OF UNREGISTERED SECURITIES.

In October, 1998 704,727 shares were sold to an unaffiliated third party at a deemed price of $0.55 per share pursuant to a shares for debt transaction.

In April, 1998 the Company offered and sold 578,328 units at a price of CDN $0.55 per unit to eleven U.S. residents. Each unit consisted of one share of Common Stock and one non-transferable share purchase warrant. Each warrant is exercisable for a two year period to purchase one share of common stock at a price of CDN $0.55 per share if exercised during the first year and at a price of CDN $0.70 per share if exercised during the second year.

In February, 1997 the Company offered and sold 550,000 units at a price of CDN $0.50 per unit to six U. S. residents. Each unit consisted of one share of Common Stock and one non-transferable share purchase warrant. Each warrant is exercisable for a two year period to purchase one share of common stock at a price of CDN $0.50 per share if exercised during the first year and at a price of CDN $0.575 per share if exercised during the second year.

In May, 1996 the Company offered and sold 224,000 units at a price of CDN $0.50 per unit to three U. S. residents. Each unit consisted of one share of Common Stock and one non-transferable share purchase warrant. Each warrant is exercisable for a two year period to purchase one share of common stock at a price of CDN $0.50 per share if exercised during the first year and at a price of CDN $0.58per share if exercised during the second year. The President of the Company purchased 182,600 of the 224,000 shares sold to U.S. residents.

Each of the above offerings was made pursuant to exemptions from registration under the Securities Act of 1933, as amended, pursuant to Sections 3(b) and 4(2) and Regulation D promulgated thereunder. Each of the certificates issued in connection with the above offerings contained restrictive language on its face and each certificate had a restrictive legend in substantially the following form:

The securities represented by this certificate have not been registered under the Securities Act of 1933 (the "Act") and may not be offered for sale, sold or otherwise transferred except pursuant to an effective registration statement under the Act or pursuant to an exemption from registration under the Act, the availability of which is to be established by opinion of counsel satisfactory to the Company to the effect that in the opinion of such counsel such registration in not required

None of the shares were offered by means of advertising or general solicitation. No commissions were paid directly or indirectly to any person in connection with the offer or sale of any of the securities to U.S. residents.









Submission page 22 of 82

                            NEVADA STAR RESOURCE CORP.
                                    FORM 10 SB

ITEM 5.     INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 68 of the Company's Articles provides that:
"The board may cause the Company to provide indemnity by way of insurance or otherwise to any director, officer, employee or other person who has taken or is about to undertake any liability on behalf of the Company or any corporation controlled by it and to secure such director, officer, employee or other person against loss by mortgage and charge upon the whole or any part of the real and personal property of the Company and any action taken by the board under this paragraph will not require approval or confirmation by the members."

Section 69 of the Company's Articles provides that:
"No director, officer or employee for the time being of the Company will be liable for the acts, receipts, neglects or defaults of any other director, officer or employee, or for joining in any receipt or act for the sake of conformity, or for any loss, damage or expense happening to the Company through the insufficiency of deficiency of title to any property acquired by order of the board for or on behalf of the Company, or for the insufficiency or deficiency of any security in or upon which any of the monies of or belonging to the Company are placed out or invested or for any loss or damages arising from the bankruptcy, insolvency or wrongful act of any person, firm or corporation with whom or which any monies, securities or effects are lodged or deposited or for any other loss, damage or misfortune whatsoever which may happen in the execution of the duties of his respective office or trust or in relation thereto unless the same happens by or through his own wilful neglect or default."

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.









(This space left intentionally blank.)














Submission page 23 of 82

                            NEVADA STAR RESOURCE CORP.
                                    FORM 10 SB


                                     PART F/S


NEVADA STAR RESOURCE CORP.

Consolidated Financial Statements
August 31, 1998 and 1997
(Canadian Dollars)

INDEX                                                                  Page
Auditors' Report to the Shareholders                                     1

Consolidated Financial Statements

     Consolidated Balance Sheets                                         2

     Consolidated Statements of Operations and Deficit                   3

     Consolidated Statements of Changes in Financial Position            4

     Consolidated Statements of Investments In and Expenditures
     on Resource Properties                                              5

Notes to Consolidated Financial Statements                               6-17





























Submission page 24 of 82

                            NEVADA STAR RESOURCE CORP.

                                    FORM 10 SB





AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Nevada Star Resource Corp. as at August 31, 1998 and 1997 and the consolidated statements of operations and deficit, changes in financial position and investments in and expenditures on resource properties for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada which do not differ in any material respects from auditing standards generally accepted in the United States.
Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 1998 and 1997 and the results of its operations, the changes in its financial position and the investments in and expenditures on resource properties for the years then ended in accordance with generally accepted accounting principles in Canada. Accounting principles generally accepted in Canada differ in certain significant respects from accounting principles in the United States and are discussed in note 10 to the consolidated financial statements.





"Smythe Ratcliffe"

Chartered Accountants

Vancouver, British Columbia
December 15, 1998

Submission page 25 of 82

                            NEVADA STAR RESOURCE CORP.
                                    FORM 10 SB



NEVADA STAR RESOURCE CORP.
Consolidated Balance Sheets
August 31,
(Canadian Dollars)

                                                            1998               1997
                                                       ---------------   ---------------
ASSETS

Current
  Cash                                                 $      217,524    $       89,467
  Accounts receivable                                           4,105             1,827
  Prepaid assets                                                  -                 313
                                                       ---------------   ---------------
                                                              221,629            91,607

Investments in and Expenditures on Resource
  Properties (notes 3 and 4)                                5,946,032          3,310,715
Capital Assets (note 5)                                         5,573              7,190
                                                       ---------------   ---------------
                                                       $    6,173,234    $     3,409,512
                                                       ===============   ===============

LIABILITIES

Current
  Accounts payable                                     $       18,148    $       11,658
  Loan payable (note 9(a))                                    387,600               -
  Subscription payable                                        381,129               -
  Due to shareholder (note 7)                                 718,606           400,077
                                                       ---------------   ---------------
                                                            1,505,483           411,735

SHAREHOLDERS' EQUITY

Capital Stock (note 6)                                      9,704,111          6,367,317
Deficit                                                    (5,036,360)        (3,369,540)
                                                       ---------------   ---------------
                                                            4,667,751          2,997,777
                                                       ---------------   ---------------

                                                       $    6,173,234     $    3,409,512
                                                       ===============   ================

Approved on behalf of the Board:

/s/ Monty Moore                                /s/ Richard W. Graeme
------------------------------------          ----------------------------
Monty Moore, Director                         Richard W. Graeme, Director


See notes to consolidated financial statements.
                                               2

Submission page 26 of 82

                            NEVADA STAR RESOURCE CORP.
                                    FORM 10 SB

NEVADA STAR RESOURCE CORP.
Consolidated Statements of Operations and Deficit
Years ended August 31,
(Canadian Dollars)

                                            1998              1997           1996
                                       ---------------  ---------------  ---------------

GENERAL AND ADMINISTRATIVE EXPENSES
  Consulting                            $      55,155   $       55,398   $       62,169
  Property management                          47,055              -                -
  Professional fees                            31,852           21,235           15,343
  Office and miscellaneous                     21,597           15,374           25,299
  Transfer agent fees                          13,771            5,250            5,300
  Shareholder relations                        11,489           15,385           90,021
  Listing and filing fees                      10,937            9,003           10,515
  Property examinations                         8,737            3,423          117,218
  Travel                                        7,668           19,944           21,755
  Telephone                                     5,511            8,060           20,164
  Bank charges and interest                     1,165              983              929
  Directors' meeting fees                         860            1,743            1,542
  Rent                                            -             23,979           30,623
  Management fees                                 -             12,000           36,500
  Debenture interest                              -                -             48,443
  Finder's fee                                    -                -             32,850
  Amortization                                  1,617            2,117            3,176
                                       ---------------  ---------------  ---------------
                                              217,414          193,894          521,847

OTHER ITEMS

  Loss on abandonment of
    Mineral properties                      1,459,495          439,455           60,293
  Loss (gain) on translation of
    Foreign currencies                         (7,471)          18,588            6,127
  Interest income                              (2,618)          (1,276)          (8,145)
                                       ---------------  ---------------  ---------------
NET LOSS FOR YEAR                           1,666,820          650,661          580,122
DEFICIT, BEGINNING OF YEAR                  3,369,540        2,718,879        2,138,757
                                       ---------------  ---------------  ---------------
DEFICIT, END OF YEAR                   $    5,036,360   $    3,369 540   $    2,718,879
                                       ===============  ===============  ===============

LOSS PER SHARE                         $         0.09   $         0.04    $        0.04
                                       ===============  ===============  ===============

WEOGJTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING                19,291,567       16,410,919       13,090,425
                                       ===============  ===============  ===============



See notes to consolidated financial statements.
                                          3

Submission page 27 of 82

                            NEVADA STAR RESOURCE CORP.
                                    FORM 10 SB

NEVADA STAR RESOURCE CORP.
Consolidated Statements of Changes in Financial Position
Years Ended August 31,
(Canadian Dollars)

                                            1998              1997           1996
                                       ---------------  ---------------  ---------------
Cash Provided By (Used In) Operating
  Activities
    Net loss                           $   (1,666,820)  $     (650,661)  $     (580,122)
    Items not involving cash
       Amortization                             1,617            2,117            3,176
       Loss on abandonment of mineral
         Properties                         1,459,495          439,455           60,293
                                       ---------------  ---------------  ---------------
                                             (205,708)        (209,089)        (516,653)
                                       ---------------  ---------------  ---------------

Changes in Non-Cash Working
  Capital
    Accounts receivable                        (2,278)           1,681              503
    Prepaid expenses                              313            1,750            5,300
    Accounts payable                            6,480          (37,291)         (47,533)
    Subscriptions payable                     381,129              -                 -
    Loan payable                              387,600              -                 -
    Advances from shareholders                318,529           167,176          60,391
                                       ---------------  ---------------  ---------------
                                            1,091,783           133,316           18,661
                                       ---------------  ---------------  ---------------
Investing Activities
  Acquisition of mineral properties        (2,182,744)         (765,933)        (140,038)
  Deferred exploration and
    development costs                      (1,912,068)         (278,258)        (490,617)
                                       ---------------  ---------------  ---------------
                                           (4,094,068)       (1,044,191)        (630,617)
                                       ---------------  ---------------  ---------------
Financing Activities
  Convertible debenture                           -                 -         (1,278,340)
  Issuance of shares
    For cash                                1,240,544           610,740        1,144,314
    For mineral properties                  2,096,250               -             11,500
    For debt settlement                           -             228,928        1,234,257
                                       ---------------  ---------------  ---------------
                                            3,336,794           839,668        1,234,257
                                       ---------------  ---------------  ---------------

Increase (Decrease) in Cash                   128,057          (280,296)         105,610
CASH, BEGINNING OF YEAR                        89,467           369,763          264,153
                                       ---------------  ---------------  ---------------
CASH, END OF YEAR                      $      217,524   $        89,467  $       369,763
                                       ===============  ===============  ===============

See notes to consolidated financial statements.

                                             4
Submission page 28 of 82

                            NEVADA STAR RESOURCE CORP.
                                    FORM 10 SB

NEVADA STAR RESOURCE CORP.
Consolidated Statements of Investments in and Expenditures on Resource
Properties
Years Ended August 31,
(Canadian Dollars)

BEGIN 9PT TYPE
           Forty-Seven  Eagle        Rainier      La Viraen    Gold Hill    OK/
           Creek        (Rio Yaqui)  (La Cienega) Property,    Property     Beaver Lake
           Project      Claims,      Property,    Mexico       Nevada       Property
           Alaska       Mexico                                              Utah         Total
           ------------ ------------ ------------ ------------ ------------ ------------ ----------
Balance,
8/31/96    $   439,211  $   197,033  $  1,656,666 $   106,124  $   305,951  $       -    $2,704,985

Expendi-
  tures
for 1997

Acquisi-
  tion
  costs            -            -            -         398,933      67,000          -      765,933

Labour             -            614        3,959        54,745       3,564          -       62,882

Financing          -            -            -          25,313         -            -       25,313

Property
  Tax              -            351       45,592         7,011         -            -       52,954

Travel             -            -            731        27,955       6,782          -       35,468

Accomoda-
  tions
  and
  meals            -            -          1,832        10,196       3,057          -       15,085

Recording
  Fee              -            -            -             -        49,711          -       49,711

Consult-
  Ing              -            -            -           7,500       3,345          -       10,845

Supplies           -            -            626         3,070         983          -        4,679

Assays             -            -            -          15,771         -            -       15,771

Misc.              -            -            904         2,857         572          -        4,333

Storage            -            -            -            -          1,967          -        1,967

Loss on
  Abandon-
  ment of
  property    (439,211)         -            -            -            -            -     (439,211)
           ------------ ------------ ------------ ------------ ------------ ------------ ----------
              (439,211)         965       53,644      853,351      136,981          -      605,730
           ------------ ------------ ------------ ------------ ------------ ------------ ----------

END 9PT TYPE
See notes to consolidated financial statements.
                                                5
Submission page 29 of 82

                            NEVADA STAR RESOURCE CORP.
                                    FORM 10 SB

NEVADA STAR RESOURCE CORP.
Consolidated Statements of Investments in and Expenditures on Resource Properties (Continued)
Years Ended August 31,

(Canadian Dollars)
BEGIN 9PT TYPE

           Forty-Seven  Eagle        Rainier      La Viraen    Gold Hill    OK/
           Creek        (Rio Yaqui)  (La Cienega) Property,    Property     Beaver Lake
           Project      Claims,      Property,    Mexico       Nevada       Property
           Alaska       Mexico                                              Utah         Total
           ------------ ------------ ------------ ------------ ------------ ------------ ----------
Balance,
  Aug. 31,
  1997             -        197,998    1,710,310      959,475      442,932          -    3,310,715
           ------------ ------------ ------------ ------------ ------------ ------------ ----------
Expendi-
  tures
for 1998

Acquisi-
  tion
  costs            -            -            -            -          4,739    2,178,006  2,182,745
Labour             -            -            414       70,147        3,564          -       62,882
Financing          -            -            -            -            -            -          -
Property
  Tax              -            374      100,011       56,059          -            -      156,443
Travel             -            461        6,008       17,424          -        130,059    153,952
Accomoda-
  tions
  and
  meals            -            165        3,237        3,060          -         56,199     62,661
Recording
  Fee              -            -            -          5,851          -         22,280     28,131
Consulting         -            -         57,153       74,270          -        136,615    268,038
Supplies           -            -          9,465          749          -        102,642    112,857
Assays             -            -            -         18,439          -        256,505    274,944
Misc.              -             38        5,827        9,584         (745)       8,601     23,305
Storage            -            -            -            -            -             43      1,967
Drilling           -            -            -        244,437          -        236,056    480,493
Legal              -            -            -            -            -        111,504    111,504
Loss on
  Abandon-
  ment of
  property         -            -            -     (1,459,495)         -            -   (1,459,495)
           ------------ ------------ ------------ ------------ ------------ ------------ ----------
                   -          1,038      182,115     (959,475)       3,994    3,407,645  2,635,317
           ------------ ------------ ------------ ------------ ------------ ------------ ----------
Balance,
  Aug. 31,
  1998     $       -    $   199,036  $ 1,892,425  $       -    $   446,926  $ 3,407,645 $5,946,032
           ============ ============ ============ ============ ============ ============ ==========

END 9PT TYPE




See notes to consolidated financial statements.
                                           5 (continued)

Submission page 30 of 82

                            NEVADA STAR RESOURCE CORP.
                                    FORM 10 SB


NEVADA STAR RESOURCE CORP.
Notes to Consolidated Financial Statements
Years Ended August 31, 1998 and 1997
(Canadian Dollars)

1.     NATURE OF OPERATIONS

The Company was incorporated under the laws of British Columbia and was continued into the Yukon Territory of Canada in 1998. The principal business activity is the exploration and development of natural resource properties.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Nevada Star Resource Corp. (U.S.), a Nevada corporation, and Nevada Star Resource de Mexico, S.A. de C.V., a wholly-owned subsidiary of Nevada Star Resource Corp. (U.S.). All significant intercompany balances and transactions have been eliminated.

2.     SIGNIFICANT ACCOUNTING POLICIES

(a)     Investments in and expenditures on resource properties

Acquisition costs of mineral properties, rights and options together with direct exploration and development expenditures thereon are deferred in the accounts on a property-by-property basis. The expenditures related to a property from which there is production, together with the costs of production equipment, will be depleted and depreciated using the unit-of-production method based upon the estimated proven reserves. When there is little prospect of further work on a property being carried out by the Company or when minerals cannot be economically removed due to the current market price of the minerals, the costs of the property are charged to operations.

(b)     Amortization

Amortization of capital assets is calculated on a declining balance basis at the following annual rates:

         Office equipment       -  20%
         Computer equipment     -  30%

(c)     Financial instruments

The Company's financial instruments consist of cash, accounts receivable, accounts payable, loan payable, subscription payable and due to shareholder. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying value, unless otherwise noted.

(d)     Loss per share

Loss per share computations are based on the weighted average number of common shares outstanding during the year.


                                       6
Submission page 31 of 82

                            NEVADA STAR RESOURCE CORP.
                                    FORM 10 SB

NEVADA STAR RESOURCE CORP.
Notes to Consolidated Financial Statements
Years Ended August 31, 1998 and 1997
(Canadian Dollars)

2.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)     Foreign Currency Translation

Amounts recorded in foreign currency are translated into Canadian dollars as
Follows:
(i) Monetary assets and liabilities at the rate of exchange in effect as at the balance sheet date;
(ii) Non-monetary assets at the exchange rates prevailing at the time of the acquisition of the assets; and,
(iii) Revenues and expenses (excluding amortization which is translated at the same rate as the related asset), at the average rate of exchange for the year.

Gains and losses arising from this translation of foreign currency are included in net loss.

3.     REALIZATION OF ASSETS

The Company's investments in and expenditures on resource properties comprise significantly all of the Company's assets. Realization of the Company's investments in and expenditures on these properties is dependent on the attainment of successful commercial production or from the proceeds of their disposal.

4.     INVESTMENTS IN AND EXPENDITURES ON RESOURCE PROPERTIES

(a)     Forty-Seven Creek Project, Alaska

By a Letter of Agreement dated October 2, 1991, the Company has the right to earn a 50% interest in sixty-three (63) mineral claims located in the Kuskokwim District, State of Alaska, for consideration of

- $10,000 U.S. (paid) on acceptance of the Agreement by regulatory authorities;
- 200,000 shares of the capital stock of the Company to be issued as to 50,000 shares on acceptance of the Agreement by regulatory authorities (issued at a deemed price of $0.23 per share), and 50,000 shares at the end of each of the three phases of recommended work programs. At August 31, 1997, three work phases were completed and all shares were issued.

In addition, a finder's fee was payable on the acquisition totalling 25,000 shares of the Company's capital stock. 10,000 shares were issued in fiscal 1994 at a deemed price of $0.23 per share on acceptance of the Agreement by regulatory authorities and 5,000 shares were to be issued at the end of each of the three phases of recommended work programs. The issuance of the 15,000 shares resulting from the completion of three work phases has not been done due to a dispute over work performed by the Finder.

The expenditures on this property have been charged to operations in the 1997 fiscal year as there is no intention to perform any further work on this property.
                                       7
Submission page 32 of 82

                            NEVADA STAR RESOURCE CORP.
                                    FORM 10 SB

NEVADA STAR RESOURCE CORP.
Notes to Consolidated Financial Statements
Years Ended August 31, 1998 and 1997
(Canadian Dollars)

4.     INVESTMENTS IN AND EXPENDITURES ON RESOURCE PROPERTIES (Continued)

(b)     Eagle (Rio Yaqui) Claims, Sonora, Mexico

By a Letter of Agreement dated October 29, 1992 (as amended) the Company may earn a 100% interest (subject to a 2% net smelter returns royalty) in the rights to extract gold from mining claims known as Eagle, Eagle I, Eagle II, and Yaqui located in the Soyopa and Onaves mining districts, State of Sonora, Mexico. Consideration consists of

- a cash payment of $95,500 U.S. for reimbursement of the vendor's out-of-pocket costs (paid).

-  the issuance of 200,000 shares of the Company's capital stock as follows:
   50,000 shares upon the acceptance of the Agreement by regulatory authorities (issued in fiscal 1994) and 50,000 shares each at the time of filing of the next three engineers reports recommending work programs of minimum
   $25,000 U.S. each on the project. The first work program was completed in fiscal 1995 and 50,000 shares were issued.

Deferred exploration and development expenditures of $48,110 have been incurred to date by the Company on the property.

(c)     Rainier (La Cienega) Property, Sonora, Mexico

By an agreement dated February 28, 1994 between the Company and Pacific Rainier de Mexico ("PRM"), the Company can earn a 90% interest in mining claims known as the Rainier 1 through Rainier 6 located in the Golden Triangle District, State of Sonora, Mexico. Consideration will be repayment of substantiated costs of $913,099 U.S. expended to date by PRM on the property, and the issuance of 1,400,000 shares of the Company when a mine is developed and commences production provided that an independent valuation report confirms a net present value (net of all costs and previous consideration) for the 90% interest of at least $1,190,000 Cdn. This is a non-arm's length transaction. The out-of-pocket costs of $913,099 U.S. were settled by the issuance of a two-year convertible debenture bearing interest at 6% and convertible at $0.85 Cdn. per share in the first year and at $0.98 Cdn. per share in the second year. Exchange in the conversion is fixed at $1.40 Cdn. for $1.00 U.S. The debenture was converted into 1,596,215 shares at $0.85 Cdn. per share in fiscal 1996.

By an amended agreement with KLS in 1995, KLS will earn a 50% interest in the Rainier (La Cienega) Property. To earn this interest, KLS must pay to PRM $90,000 U.S. in holding costs, one-half in cash and one-half in KLS stock. In addition, KLS must pay $120,000 U.S. of the total $150,000 U.S. advance royalty owing on the Ryan Lode project should the pre-feasibility study prove positive. The Company will be required to pay the remaining $30,000 U.S. at this time. Upon payment of the $120,000 U.S. for the Ryan Lode Project and payment of the $90,000 U.S. to PRM, KLS will have earned its 50% interest in the Rainier
(La Cienega) Property claims.


                                       8
Submission page 33 of 82

                            NEVADA STAR RESOURCE CORP.
                                    FORM 10 SB

NEVADA STAR RESOURCE CORP.
Notes to Consolidated Financial Statements
Years Ended August 31, 1998 and 1997
(Canadian Dollars)

4.     INVESTMENTS IN AND EXPENDITURES ON RESOURCE PROPERTIES (Continued)

KLS did not complete their portion of the agreement to this point, consequently they lost their interest in the Rainier (La Cienega) property.

Deferred exploration and development expenditures of $427,319 Cdn. have been incurred to date by the Company on the property.

The Company owns 100% right, title and interest in and to Mineral Concession #199518 La Esperanza within the Rainier II claim, Sonora State of Mexico. The property was acquired on June 6, 1994 by issuing 100,000 shares of the Company (deemed value $80,000), payment of $9,809 U.S. cash and the retention by Edward Ingham of a 2% net smelter return.


The Company owns 100% right, title and interest in and to Mineral Concession #199397 La Japonesa within the Rainier I claim, Sonora State of Mexico. The property was acquired on June 6, 1994 by issuing 100,000 shares of the Company (deemed value $80,000), payment of $8,649 U.S. cash and the retention by Donald Randolph of a 2% net smelter return.

(d)     La Virgen, Michoacan, Mexico

On June 12, 1996, the Company signed an option to acquire a copper oxide property consisting of 1,500 acres of Mexican mining claims controlled by Minera Virgo SA de C.V. under a renewable 25 year mining exploration license granted to Minera Virgo in December, 1990.

The agreement provides for a total of $3 million U.S. to be paid to Minera Virgo over a 3.5 year period and a 3% net smelter royalty on production of the first 50 million pounds of copper as follows:

Payment (U.S.)                              Due date
--------------------                        ---------------------------
$25,000                                     Paid

250,000                                     Paid

225,000                                     Paid

500,000                                     February 19, 1998

1,000,000                                   February 19, 1999

1,000,000                                   February 19, 2000
------------------
$3,000,000


Submission page 34 of 82

                            NEVADA STAR RESOURCE CORP.
                                    FORM 10 SB

NEVADA STAR RESOURCE CORP.
Notes to Consolidated Financial Statements
Years Ended August 31, 1998 and 1997
(Canadian Dollars)

4.     INVESTMENTS IN AND EXPENDITURES ON RESOURCE PROPERTIES (Continued)

The royalty escalates as additional copper is discovered and produced and is capped at 7% after 300 million pounds of copper have been produced.

During 1996, the Company paid Minera Virgo $25,000 U.S. for an exclusive 75 day option on the property, during which time the Company conducted its due diligence review. Subsequent to the review, the Company transferred $250,000 U.S. into trust to be released after the vendor fulfils its obligations as part of the $3 million U.S. payment. The $250,000 U.S. was paid from trust on various dates during October 1996 with the remaining portion being paid in January 1997. In addition, on February 19, 1997 an additional $225,000 U.S. was paid to Minera Virgo.

The Company had expected to invest approximately $4.8 million U.S. in plant and equipment on the property and spend $500,000 U.S. in exploration, reserve certification and condemnation work on the property during and after the due diligence period.

A finder's fee was payable as follows

Common shares

  (i) 50,000 common shares in the capital stock of the Company upon acceptance by the Vancouver Stock Exchange of the acquisition of the property. (Issued)
 (ii) 50,000 common shares in the capital stock of the Company on February 19, 1997. (Issued)
(iii) 100,000 common shares in the capital stock of the Company on February 19, 1998.

Share Purchase Warrants

 (iv) 50,000 non-transferable share purchase warrants, exercisable at a price of $1 per share after VSE acceptance to June 4, 1997. (Issued)
  (v) 50,000 non-transferable share purchase warrants, exercisable at a price of $1 per share from February 19, 1997 to June 4, 1997. (Issued)
 (vi) 100,000 non-transferable share purchase warrants, exercisable at $1.50 per share from February 19, 1998 to June 4, 1998.

In the event the Company arranged plant financing, estimated at $5 million U.S. and the plant was 75% complete as confirmed by an independent engineer, all of the unissued common shares and share purchase warrants were to be issued to the finder.

Since the property acquisition payment due on February 19, 1998 was not paid, the Company is in default and loses all rights to the claims, consequently all expenditures on this property have been charged to operations in the 1998 fiscal year.

Submission page 35 of 82

                            NEVADA STAR RESOURCE CORP.
                                    FORM 10 SB

NEVADA STAR RESOURCE CORP.
Notes to Consolidated Financial Statements
Years Ended August 31, 1998 and 1997
(Canadian Dollars)

4.     INVESTMENTS IN AND EXPENDITURES ON RESOURCE PROPERTIES (Continued)

(e)     Gold Hill Property, Nevada

By an amended agreement dated September 26, 1997 between the Company and Everett L. Manley (the "Vendor"), the Company has an option to purchase 53 mining claims in the Round Mountain Mining District, Nye County, Nevada located four miles north of Round Mountain in consideration of $1,010,000 U.S. over 101/2 years. As at August 31, 1998, the Company had paid $130,000 U.S. to the Vendors.

By an amended agreement dated June 2, 1998 between the Company and Hagel Augen, the latter will earn a 100% working interest in the Gold Hill Property. Hagel Augen is committed to the following payments and investments on the property:

-  a cash payment of $53,000 U.S. (paid) upon execution of the agreement.

- a cash investment of $147,000 U.S. in the property which includes 1998 property maintenance payments on or before December 31, 1998.

- a cash investment of $400,000 U.S. in the property which includes 1999 property maintenance payments on or before December 31, 1999.

- a cash investment of $500,000 U.S. in the property which includes year 2000 property maintenance payments on or before December 31, 2000.

- a cash investment of $500,000 U.S. in the property which includes year 2001 property maintenance payments on or before December 31, 2001.

- a cash investment of $500,000 U.S. in the property which includes year 2002 property maintenance payments on or before December 31, 2002.

- a cash investment of $500,000 U.S. in the property which includes year 2003 property maintenance payments on or before December 31, 2003.

Deferred exploration and development expenditures of $306,766 have been incurred to date by the Company on the property.

(f)     OK Copper Mine, Utah

By an agreement dated November 7, 1997 between the Company and Centurion Mines Corporation (the "Vendor"), the Company purchased copper properties in four townships in Beaver County, Utah. Consideration is the issuance of 2 million common shares of the Company (issued). The vendor also retains a 12% net profits interest to apply to all copper production coming from any claims. Deferred exploration and development expenditures of $1,229,639 have been incurred to date by the Company on the property.

A finder's fee of 150,000 shares at a price of $0.65 Cdn. was paid in fiscal
1998.

                                     11
Submission page 36 of 82

                            NEVADA STAR RESOURCE CORP.
                                    FORM 10 SB


NEVADA STAR RESOURCE CORP.
Notes to Consolidated Financial Statements
Years Ended August 31, 1998 and 1997
(Canadian Dollars)

4.     INVESTMENTS IN AND EXPENDITURES ON RESOURCE PROPERTIES (Continued)

(g)     Beaver Lake, Utah

By an agreement dated November 4, 1997 between the Company and Cortex Mining & Exploration Co. Inc. (the "Vendor"), the Company purchased mining claims in Beaver County, Utah. Consideration is 2 million common shares of the Company issued in two tranches: one million shares upon closing (issued) and another one million upon the Company's successful completion of a favourable feasibility study or upon commencement of commercial production. The Vendor also retains a 2% net smelter return royalty which will not exceed 3 million dollars (U.S.) in aggregate. The Company also granted Cortex one million warrants for the Company's common shares exercisable at $1.00 per share.

A finder's fee of 75,000 shares at a price of $0.65 Cdn. each was paid in fiscal 1998.

5.     CAPITAL ASSETS




1998
                                               Accumulated
                                Cost           Depreciation           Net
                           --------------     -------------     --------------
Office Equipment           $      15,021      $     10,701      $       4,320

Computer equipment                 6,234             4,981              1,253
                           --------------     -------------     --------------

                           $      21,255      $     15,682      $       5,573
                           ==============     =============     ==============
1997
                                               Accumulated
                                Cost           Depreciation           Net
                           --------------     -------------     --------------

Office Equipment           $      15,021      $      9,621      $       5,400

Computer equipment                 6,234             4,444              1,790
                           --------------     -------------     --------------
                           $      21,255      $     14,065      $       7,190
                           ==============     =============     ==============

Submission page 37 of 82

                            NEVADA STAR RESOURCE CORP.
                                    FORM 10 SB



NEVADA STAR RESOURCE CORP.
Notes to Consolidated Financial Statements
Years Ended August 31, 1998 and 1997
(Canadian Dollars)

6.  CAPITAL STOCK

(a) Authorized
       100,000,000 Common shares without par value
(b) Issued

                                     1998                            1997
                       --------------------------------  --------------------------------
                            Number                           Number
                           of Shares        Amount          of Shares         Amount
                       ---------------  ---------------  ---------------  ---------------
Balance,
Beginning of Year          17,421,685   $    6,367,317       15,647,182   $    5,527,649

Issued during year
  For cash, private
    Placements              1,013,418          557,380        1,135,417          565,000
  For cash on exercise
    of share
    purchase options        1,293,823          509,530           80,000           32,240
  For cash on exercise
    of share
   purchase warrants          507,812          189,299           42,188           13,500
  For resource property
   acquisition
   (note 4(f)(g))           3,000,000        1,950,000                0                0
  For finder's fee            225,000          146,250          100,000           58,000
  For settlement of debt            0                0          416,898          170,928
  Listing costs                     0          (15,665)               0                0
                       ---------------  ---------------  ---------------  ---------------
                            6,040,053        3,336,794        1,774,503          839,668
                       ---------------  ---------------  ---------------  ---------------
Balance, End of Year       23,461,738   $    9,704,111       17,421,685   $     6,367,317

(c)     At August 31, the following share purchase options were outstanding

                             Exercise              Number of Shares
  Expiration Date              Price            1998             1997
  ----------------------  ---------------  ---------------  ---------------
  March 6, 1998            $       0.40                0           620,030
  June 3, 1998             $       0.58                0           514,108
  December 21, 1998        $       0.22          150,000           150,000
  March 12, 1999           $       0.55          215,040           240,040
  November 20, 1999        $       0.64          430,855                 0
  July 20, 2000            $       0.49        1,550,279                 0

                                         13
Submission page 38 of 82

                            NEVADA STAR RESOURCE CORP.
                                    FORM 10 SB

NEVADA STAR RESOURCE CORP.
Notes to Consolidated Financial Statements
Years Ended August 31, 1998 and 1997
(Canadian Dollars)

6.     CAPITAL STOCK (Continued)

(d)     At August 31, the following share purchase warrants were outstanding

                             Exercise              Number of Shares
  Expiration Date              Price            1998             1997
  ----------------------  ---------------  ---------------  ---------------
  November 10, 1997       $     0.37 year 2             0          507,812
  April 16, 1998          $     0.58 year 2             0        1,000,000
  September 16, 1998      $     0.55 year 2       135,417          135,417
  June 4, 1998            $     1.50 year 1             0          100,000
  February 15, 1999       $     0.70 year 1     1,013,418                0
  February 19, 1999       $     0.575 year 2    1,000,000        1,000,000
  June 4, 2000            $     1.00 year 1     1,000,000                0

7.     RELATED PARTY TRANSACTIONS

Related party transactions consist of the following

(a)  Management fees of $Nil (1997 - $12,000; 1996 - $36,500) paid to directors, officers and shareholders. Directors' fees of $2,600 were paid in 1998.

(b)  Office and miscellaneous expense includes $Nil
     (1997 - $6,000; 1996 - $18,000) paid to a director for secretarial services.

(c)  Consulting fees of $32,500 (1997 - $30,000; 1996 - $30,000) paid to an officer.

(d)  An option to acquire a 100% interest in the Eagle (Rio Yaqui) Claims
     (note 4(b)) and an agreement to acquire a 90% interest in the Rainier claims in Mexico (note 4(c)) are both from a director and officer.

(e)  Investment in and expenditures on resource properties includes $77,735
     (1997 - $30,538; 1996 - $45,795) paid in the year to directors and/or
     Companies      controlled by directors for geological consulting services and labour.

(f) A shareholder and director has made advances to the Company which were outstanding in whole or in part at the year-end in the amount of $718,606
     (1997 - $400,077, 1996 - $238,320).  These advances are non-interest bearing.








                                       14
Submission page 39 of 82

                            NEVADA STAR RESOURCE CORP.
                                    FORM 10 SB


NEVADA STAR RESOURCE CORP.
Notes to Consolidated Financial Statements
Years Ended August 31, 1998 and 1997
(Canadian Dollars)

8.     INCOME TAX LOSSES

The Company has operating losses which may be carried forward to apply against future years' income for Canadian income tax purposes. The tax effect has not been recorded in the financial statements.  These losses expire as follows:


    Available to                 1998               1997
------------------------   ---------------   ---------------

    1998                   $            0    $      161,000
    1999                          245,000           245,000
    2000                          184,000           184,000
    2001                          211,000           211,000
    2002                          338,000           338,000
    2003                          321,000           321,000
    2004                          214,000           214,000
    2005                          204,000                 0
------------------------   ---------------   ---------------
                           $    1,717,000    $    1,674,000
                           ===============   ===============


9.     SUBSEQUENT EVENTS

Subsequent to August 31, 1998:

(a) the Company issued 704,727 shares at a price of $0.55 per share for settlement of a loan payable of $387,600.

(b) 1,165,214 share purchase options were exercised at a price of $0.49 per share for proceeds of $570,955.

10.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING
     PRINCIPLES (GAAP)

(a)  Statement of changes in financial position

The Statements of Changes in Financial Position have been prepared in accordance with Canadian GAAP.

Under Canadian GAAP, cash and equivalents is defined as cash net of short-term borrowings. Under U.S. GAAP, short-term borrowings are considered a financing activity.

Under U.S. GAAP, financing and investing activities that do not result in cash flow would be excluded from the Statement of Changes in Financial Position and disclosed separately. The following items that are included in the Statements of Changes in Financial Position would be disclosed separately under U.S. GAAP.

                                        15
Submission page 40 of 82

                            NEVADA STAR RESOURCE CORP.
                                    FORM 10 SB



NEVADA STAR RESOURCE CORP.
Notes to Consolidated Financial Statements
Years Ended August 31, 1998 and 1997
(Canadian Dollars)

10.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING
PRINCIPLES (GAAP) (Continued)


                                          1997              1997             1997
                                    ---------------   ---------------   ---------------

Acquisition of mineral properties   $   (2,096,250)   $            0    $      (11,500)
Shares issued for mineral interest       2,096,250                 0            11,500
                                    ---------------   ---------------   ---------------
                                    $           0     $            0    $            0
                                    ===============   ===============   ===============

(b) Accounting for the impairment of long-lived assets and for long-lived assets to be disposed of

The Financial Accounting Standards Board of the United States has issued
Statement 121, which is effective for fiscal years beginning after December
15, 1995. The standards require that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Canadian accounting standards require that in the event of an impairment in value, the assets are to be written down to the net recoverable amount of the asset, which is defined as the expected future net cash flow from the asset on a non-discounted basis. Statement 121 will require that the assets be written down to their fair value, which may be based on discounted cash flows. There is no material difference between Canadian and United States GAAP in the amounts reported in these financial statements on the application of this standard.

(c)     Recent accounting pronouncements

(i)     Earnings per share

In February 1997, the Financial Accounting Standards Board issued SFAS 128,
"Earnings Per Share:, and SFAS 129, "Disclosure of Information about Capital
Structure". SFAS 128, which is effective for fiscal years ending after December 15, 1997, including interim periods, requires the presentation of basic and diluted earnings per share ("EPS"). The Company's adoption of SFAS 128 for U.S. GAAP purposes results in no difference in net loss disclosure.








                                     16
Submission page 41 of 82

                            NEVADA STAR RESOURCE CORP.
                                    FORM 10 SB

NEVADA STAR RESOURCE CORP.
Notes to Consolidated Financial Statements

Years Ended August 31, 1998 and 1997
(Canadian Dollars)

10.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING
     PRINCIPLES (GAAP) (Continued)

(ii)     Income tax

Under Canadian GAAP, the future tax benefit related to the non-capital loss carry forwards have not been recorded in the accounts. Under U.S. GAAP, companies must follow the requirements of Statement of Financial Accounting Standards No. 109
(SFAS 109) which requires the use of the asset/liability method for measurement of tax liabilities, wherein deferred tax assets are recognized as well as deferred tax liabilities.

The Company has significant non-capital loss carryforwards (note 8). SFAS 109 would require the recognition of a long-term tax asset for the future benefit expected from the application of these carryforwards to future profitable years.
If it is expected that the entire amount of non-capital loss carryforwards will not be utilized, then a valuation allowance is applied to the asset to reasonably state the asset at its expected value. Under SFAS 109, disclosure of the amount of the valuation allowance is required. As at August 31, 1998, the valuation allowance is equal to 100% of the deferred tax asset.

(iii)     Other items

SFAS 130, "Reporting Comprehensive Income" and SFAS 131, "Disclosures About
Segments of an Enterprise and Related Information" were also issued in 1997.
These standards became effective in 1998, expand or modify disclosures and, accordingly, have no effect on the Company's consolidated financial position, results of operations or cash flows.























                                         17
Submission page 42 of 82

                            NEVADA STAR RESOURCE CORP.
                                    FORM 10 SB



NEVADA STAR RESOURCE CORP.

Consolidated Financial Statements
November 30, 1998
(Unaudited - Prepared by Management)



INDEX                                                                  Page

Consolidated Financial Statements

     Consolidated Balance Sheets                                         1

     Consolidated Statements of Operations and Deficit                   2

     Consolidated Statements of Changes in Financial Position            3

     Consolidated Statements of Investments In and Expenditures
     on Resource Properties                                              4

Notes to Consolidated Financial Statements                               5-9































Submission page 43 of 82

                            NEVADA STAR RESOURCE CORP.
                                    FORM 10 SB

NEVADA STAR RESOURCE CORP.
Consolidated Balance Sheet
November 30
(Unaudited - Prepared by Management)


                                                            1998               1997
                                                       ---------------   ---------------
ASSETS

Current
  Cash                                                 $       41,154    $      249,661
  Accounts receivable                                           4,866             1,930
  Prepaid assets                                                  -                 312
                                                       ---------------   ---------------
                                                               46,020           251,903

Investments in and Expenditures on Resource
  Properties (notes 2)                                      6,281,587         3,497,905
Capital Assets                                                  5,265             7,191
                                                       ---------------   ---------------
                                                       $    6,332,872    $    3,756,999
                                                       ===============   ===============

LIABILITIES

Current
  Accounts payable                                     $       18,521    $       41,711
  Due to shareholder                                          718,606           509,643
                                                       ---------------   ---------------
                                                              737,127           551,354

SHAREHOLDERS' EQUITY

Capital Stock (note 6)                                     10,662,666          6,615,556
Deficit                                                    (5,066,921)        (3,409,911)
                                                       ---------------   ---------------
                                                            5,595,745          3,205,645
                                                       ---------------   ---------------

                                                       $    6,332,872     $    3,756,999
                                                       ===============   ================









See notes to consolidated financial statements.
                                               1

Submission page 44 of 82

                            NEVADA STAR RESOURCE CORP.
                                    FORM 10 SB

NEVADA STAR RESOURCE CORP.
Consolidated Statement of Operations and Deficit
Three Month Period Ended November 30
(Unaudited - Prepared by Management)

                                            1998              1997
                                       ---------------  ---------------

GENERAL AND ADMINISTRATIVE EXPENSES

  Consulting                            $       9,754   $       16,515
  Shareholder relations                         5,436            1,782
  Property expenses                             3,975              -
  Professional fees                             3,668            5,317
  Listing and filing fees                       1,897              780
  Office and miscellaneous                      1,735            8,399
  Bank charges and interest                       226              201
  Telephone                                       205              368
  Directors' meeting fees                         -              6,305
  Travel                                          -                626
  Transfer agent                                  -                495
  Amortization                                    309              -
                                       ---------------  ---------------
                                               27,205           40,788

Interest income                                  (126)            (388)
Foreign Currencies Exchange (Gain) Loss         3,482              (31)
                                       ---------------  ---------------
NET LOSS FOR PERIOD                            30,561           40,369
DEFICIT, BEGINNING OF YEAR                  5,036,360        3,369,542
                                       ---------------  ---------------
DEFICIT, END OF YEAR                   $    5,066,921   $    3,409 911
                                       ===============  ===============

LOSS PER SHARE                         $                $
                                       ===============  ===============

WEOGJTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING
                                       ===============  ===============











See notes to consolidated financial statements.
                                          2

Submission page 45 of 82

NEVADA STAR RESOURCE CORP.
Consolidated Statements of Changes in Financial Position
Three Month Periods Ended November 30
(Unaudited - Prepared by Management)

                                            1998              1997
                                       ---------------  ---------------
Cash Used In Operating
  Activities
    Net loss                           $      (30,561)  $      (40,369)
    Items not involving cash
       Amortization                               309              -
                                       ---------------  ---------------
                                              (30,252)         (40,369)
                                       ---------------  ---------------

Changes in Non-Cash Working
  Capital
    Accounts receivable                          (761)            (104)
    Loan payable                             (387,600)             -
    Subscriptions payable                    (381,129)             -
    Accounts payable                              373           30,053
    Advances from shareholders                    -            109,565
                                       ---------------  ---------------
                                             (769,117)         139,514
                                       ---------------  ---------------
                                             (799,369)          99,145
                                       ---------------  ---------------

Investing Activities
  Acquisition of mineral properties           (53,563)         (48,729)
  Deferred exploration and
    development costs                        (281,993)        (138,461)
                                       ---------------  ---------------
                                             (335,556)        (187,190)
                                       ---------------  ---------------
Financing Activities
  Issuance of shares
    For cash                                  570,955          248,239
    For debt                                  387,600              -
                                       ---------------  ---------------
                                              958,555          248,239
                                       ---------------  ---------------

Increase (Decrease) in Cash                  (176,370)         160,194
CASH, BEGINNING OF YEAR                       217,524           89,467
                                       ---------------  ---------------
CASH, END OF YEAR                      $       41,154   $      249,661
                                       ===============  ===============







See notes to consolidated financial statements.

                                             3
Submission page 46 of 82

                            NEVADA STAR RESOURCE CORP.
                                    FORM 10 SB

NEVADA STAR RESOURCE CORP.
Consolidated Statements of Investments in and Expenditures on Resource
Properties
Three Month Period Ended November 30
(Unaudited - Prepared by Management)

                                            1998              1997
                                       ---------------  ---------------
Balance August 31                      $    5,946,032   $    3,310,715
  Equipment                                   141,308              -
  Acquisition costs                            53,563           48,729
  Materials and supplies                       47,195            4,914
  Labour                                       30,907           17,225
  Drilling                                     19,890           30,053
  Assays                                       15,284            7,793
  Recording fees                               14,813              508
  Geological consulting                         7,759           14,896
  Legal                                         2,272              154
  Travel                                        1,623           29,124
  Miscellaneous                                   932            9,251
  Accommodation and meals                           9            5,851
  Property taxes                                  -             44,352
  Reimburse staking costs                         -            (25,660)
                                       ---------------  ---------------

                                              335,555          187,190
                                       ---------------  ---------------

Balance, November 30, 1998             $    6,281,587   $    3,497,905
                                       ===============  ===============






















See notes to consolidated financial statements.

                                             4
Submission page 47 of 82

                            NEVADA STAR RESOURCE CORP.
                                    FORM 10 SB

NEVADA STAR RESOURCE CORP.
Notes to Consolidated Financial Statements
Three Month Period Ended November 30
(Unaudited - Prepared by Management)


1.  NATURE OF OPERATIONS

The Company is incorporated under the laws of British Columbia and was continued into the Yukon Territory of Canada in 1998. The principal business activity is the exploration and development of natural resource properties.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Nevada Star Resource Corp. (U.S.), a Nevada corporation and Nevada Star Resource de Mexico, S.A. de C.V., a wholly-owned subsidiary of Nevada Star Resource Corp. (U.S.). All significant intercompany balances and transactions have been eliminated.

2.  INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES

(a)  Eagle (Rio Yaqui) Claims, Sonora, Mexico

By a Letter of Agreement dated October 29, 1992 (as amended) the Company may earn a 100% interest (subject to a 2% net smelter returns royalty) in the rights to extract gold from mining claims known as Eagle, Eagle I, Eagle II, and Yaqui located in the Soyopa and Onaves mining districts, State of Sonora, Mexico. Consideration consists of

- a cash payment of $95,500 U.S. for reimbursement of the vendor's out-of-pocket costs (paid)

-  the issuance of 200,000 shares of the Company's capital stock as follows:
   50,000 shares upon the acceptance of the Agreement by regulatory authorities
   (issued in fiscal 1994) and 50,000 shares each at the time of filing of the next three engineers reports recommending work programs of minimum $25,000
   U.S. each on the project.  The first work program was completed in fiscal
   1995 and 50,000 shares were issued.

Deferred exploration and development expenditures of $48,110 have been incurred to date by the Company on the property.














                                           5

Submission page 48 of 82


                            NEVADA STAR RESOURCE CORP.
                                    FORM 10 SB


NEVADA STAR RESOURCE CORP.
Notes to Consolidated Financial Statements
Three Month Period Ended November 30
(Unaudited - Prepared by Management)


2.  INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES (Continued)

(b)  Rainier (La Cienega) Property, Sonora, Mexico

By an agreement dated February 28, 1994 between the Company and Pacific
Rainier de Mexico ("PRM"), the Company can earn a 90% interest in mining claims known as the Rainier 1 through Rainier 6 located in the Golden
Triangle District, State of Sonora, Mexico. Consideration will be repayment of substantiated costs of $913,099 U.S. expended to date by PRM on the property, and the issuance of 1,400,000 shares of the Company when a mine is developed and commences production provided that an independent valuation report confirms a net present value (net of all costs and previous consideration) for the 90% interest of at least $1,190,000 Cdn. This is a non-arm's length transaction. The out-of-pocket costs of $913,099 U.S. were settled by the issuance of a two-year convertible debenture bearing interest at 6% and convertible at $0.85 Cdn. per share in the first year and at $0.98 Cdn. per share in the second year. Exchange in the conversion is fixed at $1.40 Cdn. for $1.00 U.S. The debenture was converted into 1,596,215 shares at $0.85 Cdn. per share in fiscal 1996.

By an amended agreement with KLS in 1995, KLS will earn a 50% interest in the Rainier (La Cienega) Property. To earn this interest, KLS must pay to PRM
$90,000 U.S. in holding costs, one-half in cash and one-half in KLS stock.
In addition, KLS must pay $120,000 U.S. of the total $150,000 U.S. advance royalty owing on the Ryan Lode project should the pre-feasibility study prove positive. The Company will be required to pay the remaining $30,000 U.S. at this time. Upon payment of the $120,000 U.S. for the Ryan Lode Project and payment of the $90,000 U.S. to PRM, KLS will have earned its 50% interest in the Rainier (La Cienega) Property claims.

KLS did not complete their portion of the agreement to this point, consequently they lost their interest in the Rainier (La Cienega) property.

Deferred exploration and development expenditures of $431,533 Cdn. have been incurred to date by the Company on the property.

The Company owns 100% right, title and interest in and to Mineral Concession
#199518 La Esperanza within the Rainier II claim, Sonora State of Mexico. The property was acquired on June 6, 1994 by issuing 100,000 shares of the Company
(deemed value $80,000), payment of $9,809 U.S. cash and the retention by Edward Ingham of a 2% net smelter return.

The Company owns 100% right, title and interest in and to Mineral Concession
#199397 La Japonesa within the Rainier I claim, Sonora State of Mexico. The property was acquired on June 6, 1994 by issuing 100,000 shares of the Company
(deemed value $80,000), payment of $8,649 U.S. cash and the retention by Donald Randolph of a 2% net smelter return.


                                        6
Submission page 49 of 82

                            NEVADA STAR RESOURCE CORP.
                                    FORM 10 SB

NEVADA STAR RESOURCE CORP.
Notes to Consolidated Financial Statements
Three Month Period Ended November 30
(Unaudited - Prepared by Management)

2.  INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES (Continued)

(c)  Gold Hill Property, Nevada

By an amended agreement dated September 26, 1997 between the Company and Everett L. Manley (the "Vendor"), the Company has an option to purchase 53 mining claims in the Round Mountain Mining District, Nye County, Nevada located four miles north of Round Mountain in consideration of $1,010,000 U.S.
over 101/2 years.  As at November 30, 1998, the Company has paid $130,000 U.S.
to the Vendors.

By an amended agreement dated June 2, 1998 between the Company and Hagel
Augen, the latter will earn a 100% working interest in the Gold Hill
Property. Hagel Augen is committed to the following payments and investments on the property:

-  a cash payment of $53,000 U.S. (paid) upon execution of the agreement.
- a cash investment of $147,000 U.S. in the property which includes 1998 property maintenance payments on or before December 31, 1998.

- a cash investment of $400,000 U.S. in the property which includes 1998 property maintenance payments on or before December 31, 1999.
-  a cash investment of $500,000 U.S. in the property which includes year
   2000 property maintenance payments on or before December 31, 2000.
-  a cash investment of $500,000 U.S. in the property which includes year
   2001 property maintenance payments on or before December 31, 2001.
-  a cash investment of $500,000 U.S. in the property which includes year
   2001 property maintenance payments on or before December 31, 2002.
-  a cash investment of $500,000 U.S. in the property which includes year
   2001 property maintenance payments on or before December 31, 2003.

Hagel Augen did not complete their portion of the agreement to this point, consequently they lost their interest in the Gold Hill property.

Deferred exploration and development expenditures of $308,838 have been incurred to date by the Company on the property.

(d)  OK Copper Mine, Utah

By an agreement dated November 7, 1997 between the Company and Centurion
Mines Corporation (the "Vendor"), the Company purchased copper properties in four townships in Beaver County, Utah. Consideration is the issuance of 2 million common shares of the Company (issued). The Vendor also retains a 12% net profits interest to apply to all copper production coming from any claims.

A finder's fee of 150,000 shares at a price of $0.65 Cdn. was paid in fiscal 1998.





                                        7
Submission page 50 of 82

                            NEVADA STAR RESOURCE CORP.
                                    FORM 10 SB

NEVADA STAR RESOURCE CORP.
Notes to Consolidated Financial Statements
Three Month Period Ended November 30
(Unaudited - Prepared by Management)

2.  INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES (Continued)

(e)  Beaver Lake, Utah

By an agreement dated November 4, 1997 between the Company and Cortex Mining
& Exploration Co. Inc. (the "Vendor"), the Company purchased mining claims in
Beaver County, Utah. Consideration is 2 million common shares of the Company issued in two tranches: one million shares upon closing (issued) and another one million upon the Company's successful completion of a favourable feasibility study or upon commencement of commercial production. The Vendor also retains a 2% net smelter return royalty which will not exceed 3 million dollars (U.S.) in aggregate. The Company also granted Cortex one million warrants for the Company's shares exercisable at $1.00 per share.

A finder's fee of 75,000 shares at a price of $0.65 Cdn. each was paid in fiscal 1998.

3.  CAPITAL STOCK

(a)  Authorized
     100,000,000 Common shares without par value
(b)  Issued


                                          1998                       1997
                               --------------------------  --------------------------
                               Number                      Number
                               of Shares     Amount        of Shares     Amount
                               ------------  ------------  ------------  ------------
Balance, Beginning of Period    23,461,738   $ 9,704,111    17,421,685   $ 6,367,317

Issued for cash
  Exercise of share
    purchase options             1,165,214       570,955       147,349        58,940

  Exercise of share
    purchase warrants                    0             0       507,812       189,299

Issued for debt
  Settlement                       704,727       387,600             0             0
                               ------------  ------------  ------------  ------------
                                 1,869,941       958,555       655,161       248,239
                               ------------  ------------  ------------  ------------
Balance, End of Period          25,331,679   $10,662,666    18,076,846   $ 6,615,556
                               ============  ============  ============  ============




                                        8
Submission page 51 of 82

                            NEVADA STAR RESOURCE CORP.
                                    FORM 10 SB


NEVADA STAR RESOURCE CORP.
Notes to Consolidated Financial Statements
Three Month Period Ended November 30
(Unaudited - Prepared by Management)



3.  CAPITAL STOCK (Continued)

(c)  At November 30, the following share purchase options were outstanding

                            Exercise       Number
Expiration Date             Price          of Shares
--------------------        ------------   ---------------
December 21, 1998           $      0.22           150,000
March 12, 1999              $      0.55           215,040
July 20, 2000               $      0.49           385,065
November 20, 1999           $      0.64           430,855

(d)  At November 30, the following share purchase warrants were outstanding

                            Exercise       Number
Expiration Date             Price          of Shares
--------------------        ------------   ---------------
February 15, 1999         $ 0.70  year 1         1,013,418
February 19, 1999         $ 0.575 year 2         1,000,000
June 4, 2000              $ 1.00  year 1         1,000,000

4.  RELATED PARTY TRANSACTIONS

(a)  Consulting fees of $5,000 (1997 - $7,500) paid to an officer.

(b)  An option to acquire a 100% interest in the Eagle (Rio Yaqui) Claims
(note 2(a)) and an agreement to acquire a 90% interest in the Rainier claims in Mexico (note 2(b)) are both from a director and officer.

(c)  Investment in and expenditures on resource properties includes $29,412
(1997 - $22,517) paid in the year to directors and/or Companies controlled by directors for geological consulting services, labour and travel.












                                       9
Submission page 52 of 82

                            NEVADA STAR RESOURCE CORP.
                                    FORM 10 SB


                                    PART III


ITEM 1.     INDEX TO EXHIBITS.

     (1)  Underwriting agreement                                       N/A
     (2)  Plan of acquisition, reorganization arrangement, liquid,
          or succession.                                               N/A
     (3)  (i)   Certificate and Memorandum of Incorporation     Page    55
          (ii)  Articles                                        Page    56
          (iii) Certificate and Articles of Continuance         Page    75
     (4)  Instruments defining the rights of holders,
          including indentures                                         N/A
     (5)  Opinion re: legality                                         N/A
     (6)  No exhibit required                                          N/A
     (7)  [Removed and reserved]                                       N/A
     (8)  Opinion re: tax matters                                      N/A
     (9)  Voting trust agreement                                       N/A
     (10) Material contracts
(i)    Gold Hill Project Agreements           "P"
(ii)   Milford District Agreements            "P"
(iii)  La Cienega (Rainier) Agreements        "P"
     (11) Statement re: computation of per share earnings              N/A
     (12) No exhibit required                                          N/A
     (13) Annual or quarterly reports, Form 10-Q                       N/A
     (14) [Removed and reserved]                                       N/A
     (15) Letter on unaudited interim financial information            N/A
     (16) Letter on change in certifying accountant                    N/A
     (17) Letter on director resignation                               N/A
     (18) Letter on change in accounting principles                    N/A
     (19) Reports furnished to security holders                        N/A
     (20) Other documents or statements to security holders            N/A
     (21) Subsidiaries of the registrant                        Page    81
     (22) Published report regarding matters submitted to vote         N/A
     (23) Consent of experts and counsel                               N/A
     (24) Power of attorney                                            N/A
     (25) Statement of eligibility of trustee                          N/A
     (26) Invitations for competitive bids                             N/A
     (27) Financial Data Schedule Filed Electronically Only     Page    82
     (28) [Removed and reserved]
     [Reserved (29) through (98)]
     (99) Additional Exhibits                                          N/A

ITEM 2.     DESCRIPTION OF EXHIBITS.

Not Applicable











Submission page 53 of 82


                            NEVADA STAR RESOURCE CORP.
                                    FORM 10 SB



SIGNATURES


In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   NEVADA STAR RESOURCE CORP.


Date:  February 26, 1999           By:  /s/ Monty D. Moore
                                   -----------------------------
                                   Monty D. Moore, President








































                                        54

